UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                       Under the Securities Exchange Act of 1934


                            CABLE CAR BEVERAGE CORPORATION
                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
                            (Title of Class of Securities)

                                       126844109
                                    (CUSIP Number)

                                    BRIAN L. SCHORR
                                Triarc Companies, Inc.
                                    280 Park Avenue
                               New York, New York 10017
                                     (212) 451-3000
                        (Name, Address and Telephone Number of
                         Person Authorized to Receive Notices
                                  and Communications)

                                      June 24, 1997
                       (Date of Event which Requires Filing of
                                    this Statement)










If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box ___.


                                   Page 1 of 7 Pages

                                     SCHEDULE 13D

CUSIP NO.   126844109                                         Page 2 of 7 Pages
         ----------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Triarc Companies, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) ___
                                                                        (b) ___
3       SEC USE ONLY


4       SOURCE OF FUNDS
                      00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                      ___


6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware

                                    7       SOLE VOTING POWER
NUMBER OF                                          - - -
SHARES
BENEFICIALLY OWNED                  8       SHARED VOTING POWER
BY EACH REPORTING                                  1,763,609
PERSON
WITH                                9       SOLE DISPOSITIVE POWER
                                                   - - -
                                    10      SHARED DISPOSITIVE POWER
                                                   1,763,609

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,763,609

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                              X
                                                                           ---
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      19.7%

14      TYPE OF REPORTING PERSON
                      CO






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                                                              Page 3 of 7 pages




                                       SCHEDULE 13D



ITEM 1.        SECURITY AND ISSUER.

               This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Cable Car Beverage Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 717 17th Street, Suite 1475, Denver, Colorado 80202.

ITEM 2.        IDENTITY AND BACKGROUND.

               (a) - (c) This statement is filed by Triarc Companies, Inc., a Delaware corporation ("Triarc"), whose address is 280 Park Avenue, New York, New York 10017. Triarc is a holding company which, through its subsidiaries, is engaged in the following businesses: beverages, restaurants, dyes and specialty chemicals. Triarc, through a subsidiary, also has an equity interest in the liquefied petroleum gas business.

               (d) - (e)     None.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               No separate funds or other consideration were paid or given for the beneficial ownership which is the subject of this Schedule 13D.

               The Company, Triarc and CCB Merger Corporation, a wholly-owned subsidiary of Triarc ("Mergerco"), entered into an Agreement and Plan of Merger on June 24, 1997 (the "Merger Agreement"). A copy of the Merger Agreement, in connection with which Triarc entered into the Stockholders Agreement described in Item 4 below, is attached hereto as Exhibit A and incorporated by reference herein. Under the terms of the Merger Agreement, Mergerco would be merged with and into the Company, the Company would be the surviving corporation and the Company would become a wholly owned subsidiary of Triarc (the "Merger"). Pursuant to the Merger Agreement, each issued and outstanding share of Common Stock (other than certain shares to be cancelled in accordance with the Merger Agreement and those held by stockholders who have exercised appraisal rights under Delaware law) will be converted into the right to receive from Triarc
0.1722 of a fully paid and nonassessable share of the Class A Common Stock, $.10 per share, of Triarc (the "Triarc Common Stock"), subject to certain adjustments as set forth in the Merger Agreement. The shares of Triarc Common Stock so issued will be newly issued shares. Triarc will make cash payments in lieu of issuing fractional shares of Triarc Common Stock, which will be paid from the proceeds from the sale on the open market of the aggregate fractional shares of Triarc Common Stock as provided in the Merger Agreement. The transaction is intended to be a tax-free reorganization under the provisions of section 368(a) of the Internal Revenue Code of 1986, as amended.






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                                                              Page 4 of 7 pages




               If Triarc exercises the Options (defined in Item 5 below) granted under the Stockholders Agreement, it currently intends to finance the purchase price through Triarc's working capital.

ITEM 4.        PURPOSE OF TRANSACTION.

               In connection with the Merger Agreement described in Item 3 above, Triarc and Samuel M. Simpson, Susan L. Neff, William H. Rutter and Susan
L. Fralick (collectively, the "Stockholders") entered into a Stockholders Agreement, dated as of June 24, 1996 (the "Stockholders Agreement"). The
Stockholders Agreement, attached hereto as Exhibit B and incorporated by reference herein, includes, inter alia, agreements by the Stockholders to vote, at any meeting of the holders of the Common Stock, their shares of Common Stock (other than certain Excluded Shares identified in Schedule I to the Stockholders Agreement), whether owned as of the date of the Stockholders Agreement or thereafter acquired (collectively, the "Subject Stock"), in favor of the Merger Agreement and the transactions contemplated therein, including, without limitation, the Merger, and otherwise in accordance with the Stockholders Agreement with respect to certain matters specified therein. Among other things, the Merger Agreement provides that upon the effectiveness of the Merger, the certificate of incorporation of the Company shall be restated as set forth in Exhibit A to the Merger Agreement, and the bylaws, officers and directors of Mergerco shall become the bylaws, officers and directors of the Company.

               In  addition,   the  Merger  Agreement  provides  that  upon  the
effectiveness of the Merger, the Company shall have authorized and outstanding 1,000 shares of common stock, par value $1.00 per share, all of which shall be owned by Triarc. The effectiveness of the Merger will cause the Company Company Stock to cease to be authorized to be quoted by the Nasdaq and become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"). Furthermore, upon the effectiveness of the Merger, Samuel M. Simpson, President of the Company, has agreed, and Triarc has agreed to cause the Company, as the surviving corporation, to terminate his existing employment agreement and to enter into a new three-year employment agreement which will contain, among other provisions, non-compete provisions.

               Depending on market conditions and other factors that it may deem material to its investment decision, Triarc and its subsidiaries may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions.

               Other than as set forth above or in Item 3 or in the materials incorporated in this Schedule 13D by reference, Triarc has no plans with respect to any matter specified in Item 4 of Schedule 13D or any similar action to those enumerated therein.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) Pursuant to the Stockholders Agreement, Triarc has the contractual right to require the Stockholders to vote their shares of Subject Stock in the manner set forth in the Stockholders Agreement. In the event that a Stockholder fails to vote his shares of Subject Stock in such manner, each Stockholder has appointed Triarc as his or

                                                              Page 5 of 7 pages




her attorney and proxy to vote his or her shares of Subject Stock in the manner set forth in the Stockholders Agreement. In addition, each Stockholder has granted to Triarc an exclusive and irrevocable option (collectively, the "Options") to purchase his Subject Stock if the Company shall have taken certain specified actions with respect to an Acquisition Proposal (as defined in the Merger Agreement), at a purchase price per share in cash equal to (i) 0.1722 times (ii) the average (without rounding) of the closing prices per share of Triarc Common Stock on the New York Stock Exchange for the 15 consecutive trading days ending on the trading day immediately preceding the closing of the exercise of the Option, subject to certain adjustments as set forth in the Stockholders Agreement. The Options granted under the Stockholders Agreement must be exercised by Triarc simultaneously in whole and not in part. As of the date of this Schedule 13D, there are 1,763,609 shares of Subject Common Stock, or approximately 19.7% of the Common Stock outstanding.(1)

               In addition, the Stockholders hold vested options to purchase 185,000 shares of Common Stock (collectively, the "Stockholder Options"). Assuming that all such the Stockholder Options are exercised, the shares of Common Stock so acquired would be Subject Stock under the Stockholders Agreement with respect to which Triarc would have the right to direct the vote with respect to the Merger, be appointed proxy and hold an option to acquire as described in the previous paragraph. Triarc believes that it may be deemed to have shared voting power and shared dispositive power with respect to an aggregate of 1,948,609 shares of Common Stock, or approximate 21.3% of the outstanding Common Stock.(2) Triarc is reporting this 21.3% figure solely for the purpose of establishing how many shares of Common Stock with respect to which Triarc may be deemed to have shared voting power and shared dispositive power under the Stockholders Agreement, and such figure should not be relied upon for any other purposes. Notwithstanding anything to the contrary contained in this Schedule 13D, and in accordance with Rule 13d-4 promulgated under the Act, the filing of this Schedule 13D shall not be construed as an admission that Triarc is the beneficial owner of such shares.

               (b) Pursuant to the Stockholders Agreement Triarc has shared power with the Stockholders to vote or to direct the vote, and to dispose of or direct the disposition of, the Subject Stock as set forth in the Stockholders Agreement.

               (c) Except as described herein, in the Merger Agreement or in the Stockholders Agreement, Triarc has not engaged in any transaction involving Common Stock within the sixty (60) day period immediately preceding the date of this Schedule 13D and, except for the shares of Subject Stock described above which are subject to the Stockholders Agreement, Triarc does not beneficially own any Common Stock.

     Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.
--------------
(1) Such percentage is based on 8,948,324 shares of Common Stock outstanding as of June 24, 1997 as represented by the Company in the Merger Agreement.

(2)     Such   percentage   is  based  on  8,948,324   shares  of  Common  Stock
        outstanding, plus an additional 185,000 shares issued upon exercise of the Stockholder Options.

                                                              Page 6 of 7 pages




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Except as described in Items 3 and 4 above, Triarc is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.
                                                                 Sequentially
        Exhibit Schedule                                         Numbered Page

A. Agreement and Plan of Merger dated June 24, 1997 among the Company, Triarc and CCB Merger
        Corporation.

B. Stockholders Agreement dated as of June 24, 1997 among Triarc, Samuel M. Simpson, Susan L. Neff,
        William H. Rutter and Susan L. Fralick.

                                                              Page 7 of 7 pages



                                         SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in the statement is true, complete and correct.

Date:  July 7, 1997

                                            TRIARC COMPANIES, INC.


                                            By: BRIAN L. SCHORR
                                                ------------------------

                                                 Name: Brian L. Schorr
                                                 Title: EVP & GC

                                                                      Exhibit A





-------------------------------------------------------------------------------









                          AGREEMENT AND PLAN OF MERGER

                                  By and Among

                         CABLE CAR BEVERAGE CORPORATION,

                             TRIARC COMPANIES, INC.

                                       AND

                             CCB MERGER CORPORATION



                         ---------------------------------

                               Dated June 24, 1997
                         ---------------------------------









-------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                           Page

                                    ARTICLE I
                                   THE MERGER

        Section 1.1     The Merger.............................................
        Section 1.2     Closing................................................
        Section 1.3     Certificate of Incorporation...........................
        Section 1.4     By-laws................................................
        Section 1.5     Board of Directors and Officers........................
        Section 1.6     Meeting of Company Stockholders........................
        Section 1.7     SEC Filings............................................
        Section 1.8     Effective Time of the Merger...........................

                                   ARTICLE II
                              CONVERSION OF SHARES

        Section 2.1     Conversion of Shares...................................
        Section 2.2     No Further Transfers...................................
        Section 2.3     Exchange of Shares of Company Common Stock.............

                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Section 3.1     Organization and Good Standing.........................
        Section 3.2     Corporate Authorization; Validity of Agreement; Company
                        Action.................................................
        Section 3.3     Capitalization.........................................
        Section 3.4     Reports and Financial Statements.......................
        Section 3.5     Absence of Certain Changes.............................
        Section 3.6     Consents and Approvals; No Violations..................
        Section 3.7     No Undisclosed Liabilities.............................
        Section 3.8     Registration Statement.................................
        Section 3.9     Litigation; Compliance with Law........................
        Section 3.10    Taxes..................................................
        Section 3.11    No Default.............................................
        Section 3.12    Contracts..............................................
        Section 3.13    Intellectual Property..................................
        Section 3.14    Employee Benefit Plans.................................
        Section 3.15    Inventory and Supplies.................................

        Section 3.16    Receivables............................................
        Section 3.17    Case Sales.............................................
        Section 3.18    Transactions with Affiliates...........................
        Section 3.19    State Takeover Statutes................................


                                   ARTICLE IV
                  REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGERCO

        Section 4.1     Organization and Good Standing.........................
        Section 4.2     Corporate Authorization; Validity of Agreement.........
        Section 4.3     Capitalization.........................................
        Section 4.4     Reports and Financial Statements.......................
        Section 4.5     Absence of Certain Changes.............................
        Section 4.6     Consents and Approvals; No Violations..................
        Section 4.7     Registration Statement.................................
        Section 4.8     Tax Representations....................................

                                    ARTICLE V
                                    COVENANTS

        Section 5.1     Interim Operations of the Company......................
        Section 5.2     Access to Information..................................
        Section 5.3     Consents and Approvals.................................
        Section 5.4     No Solicitation........................................
        Section 5.5     Additional Agreements..................................
        Section 5.6     Notification of Certain Matters........................
        Section 5.7     Indemnification of Directors and Officers..............
        Section 5.8     Rule 145 Affiliates....................................
        Section 5.9     Stock Exchange Listing.................................
        Section 5.10    Tax-Free Reorganization................................

                                   ARTICLE VI
                              CONDITIONS PRECEDENT

        Section 6.1     Conditions to the Obligations of Each Party............
        Section 6.2     Conditions to the Obligations of the Parent and Mergerco
        Section 6.3     Conditions to the Obligations of the Company...........

                                   ARTICLE VII
                                   TERMINATION

        Section 7.1     Termination............................................
        Section 7.2     Effect of Termination..................................

                                  ARTICLE VIII
                               GENERAL AGREEMENTS

        Section 8.1     Definitions............................................
        Section 8.2     Survival of Representations, Warranties and Agreements.
        Section 8.3     Expenses...............................................
        Section 8.4     Notice.................................................
        Section 8.5     Amendments.............................................
        Section 8.6     Waiver.................................................
        Section 8.7     Brokers................................................
        Section 8.8     Publicity..............................................
        Section 8.9     Headings...............................................
        Section 8.10    Non-Assignability......................................
        Section 8.11    Entire Agreement; No Third Party Beneficiaries; Rights
                        of Ownership...........................................
        Section 8.12    Specific Performance...................................
        Section 8.13    Counterparts...........................................
        Section 8.14    Governing Law..........................................
        Section 8.15    Consent to Jurisdiction................................
        Section 8.16    WAIVER OF JURY TRIAL...................................
        Section 8.17    Disclosure Schedule....................................

Exhibit:

     A - Form of Restated Certificate of Incorporation
     B - Form of Affiliate Agreement

Schedule:

     I - Disclosure Schedule

                          AGREEMENT AND PLAN OF MERGER


               AGREEMENT   AND  PLAN  OF  MERGER   dated  June  24,  1997  (this
"Agreement"), by and among Cable Car Beverage Corporation, a Delaware corporation (the "Company"), Triarc Companies, Inc., a Delaware corporation (the "Parent"), and CCB Merger Corporation, a Delaware corporation and a wholly owned subsidiary of the Parent ("Mergerco").
               The Boards of Directors of the Parent, Mergerco and the Company have approved, and deem it advisable and in the best interests of their respective stockholders to consummate, the merger of Mergerco with and into the Company (the "Merger") upon the terms and subject to the conditions set forth herein and in accordance with the General Corporation Law of the State of Delaware (the "DGCL").
               The Parent and Mergerco are unwilling to enter into this agreement unless certain stockholders of the Company enter into a stockholders agreement (the "Stockholders Agreement") among the Parent, Mergerco and such stockholders providing for, among other things, the granting to the Parent and Mergerco of the right to vote shares of Company Common Stock owned by such stockholders under the circumstances set forth in such agreement and the granting to Parent and Mergerco of an option to purchase such shares of Company Common Stock owned by such stockholders under the circumstances and at the price set forth in such agreement, and the Board of Directors of the Company has approved the Parent and Mergerco entering into the Stockholders Agreement.
               The Board of Directors of the Company, having received advice from Montgomery Securities, its investment advisor, and an opinion from such firm to the effect that the consideration to be received by the stockholders of the Company pursuant to the Merger is fair to such stockholders from a financial point of view (the "Company Fairness Opinion"), has approved the transactions contemplated by this Agreement and the Stockholders Agreement (the "Contemplated Transactions") in accordance with the provisions of Section 203 of the DGCL ("Section 203") and has resolved to recommend the approval of the Merger by the holders of shares of the Common Stock, par value $.01 per share, of the Company (the "Company Common Stock").
               For United States federal income tax purposes, it is intended that the Merger provided for herein shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").
               NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows (capitalized terms used herein have the meanings ascribed to them in Section 8.1):


                                     ARTICLE
I

                                   THE MERGER

               Section 1.1 The Merger. Upon the terms and subject to the conditions hereof and in accordance with the provisions of the DGCL, at the Effective Time, Mergerco and the Company shall consummate the Merger pursuant to which Mergerco shall be merged with and into the Company in accordance with the applicable provisions of the DGCL and the separate existence of Mergerco shall thereupon cease, and the Company, as the surviving corporation in the Merger (the "Surviving Corporation"), shall continue its corporate existence under the laws of the State of Delaware as a wholly owned subsidiary of the Parent. The Merger shall have the effects set forth in Section 259 of the DGCL.
               Section 1.2 Closing. The closing of the Merger (the "Closing") shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019-6064 on a date to be specified by the parties, which shall be no later than five (5) Business Days after all of the conditions set forth in Article VI hereof shall be fulfilled or waived in accordance with this Agreement and applicable law or at such other time, date and/or place as the Company, the Parent and Mergerco may agree (the "Closing Date"). Subject to the provisions of Article VII hereof, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 1.2 shall not result in the termination of this Agreement and will not relieve any party of any obligations hereunder.
               Section 1.3 Certificate of Incorporation. The certificate of incorporation of the Company as in effect immediately prior to the Effective Time (the "Certificate of Incorporation") shall be amended in its entirety as set forth in Exhibit A hereto, and such Certificate of Incorporation, as so amended at the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until thereafter further changed or amended as provided therein or by applicable law.
               Section 1.4 By-laws. The by-laws of Mergerco as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or as otherwise permitted or required by the

Surviving Corporation's certificate of incorporation or by applicable law, except that at the Effective Time, the name in the heading thereof shall be changed to "Cable Car Beverage Corporation."
               Section 1.5   Board of Directors and Officers.
             (a) The directors of Mergerco immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall serve until their respective successors are duly elected or appointed and qualify in the manner provided in the certificate of incorporation and by-laws of the Surviving Corporation, or as otherwise provided by applicable law.
              (b) The officers of Mergerco immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall serve until their respective successors are duly elected or appointed and qualify in the manner provided in the certificate of incorporation and by-laws of the Surviving Corporation, or as otherwise provided by applicable law.
               Section 1.6   Meeting of Company Stockholders.
              (a) Subject to the provisions of Section 1.6(b) below, the Company shall take all necessary action in accordance with applicable law to convene a meeting of its stockholders (a "Meeting") to consider and vote upon the Merger and this Agreement and shall use its best efforts to hold such Meeting as promptly as practicable after the date the Registration Statement becomes effective. Subject to the provisions of Section 1.6(b) below, the Company agrees that the Board of Directors of the Company shall recommend that the Company's stockholders vote in favor of the Merger and the approval and adoption of this

Agreement. The Parent agrees that it shall vote, or cause to be voted, in favor of the Merger and the adoption and approval of this Agreement any shares of Company Common Stock held by it or by any of its Subsidiaries on the record date set by the Company for determining shares of Company Common Stock entitled to vote at the Meeting.
           (b) Nothing in Section 1.6(a) shall prevent the Board of Directors of the Company from withdrawing, amending or modifying its unanimous recommendation in favor of the Merger if (i) an unsolicited bona fide written Acquisition Proposal is submitted to the Company and is not withdrawn, (ii) the Board of Directors of the Company concludes in good faith, based upon the advice of its financial advisor, that such Acquisition Proposal would result in a transaction that is more favorable from a financial point of view to the Company's stockholders than the Merger, (iii) neither the Company nor any of its Representatives shall violate any of the restrictions set forth in Section 5.4(a), and (iv) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that the withdrawal, amendment or modification of such recommendation is required in connection with such Acquisition Proposal in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law. Nothing in Section 1.6(a) or in Section 5.4(a) shall prevent the Board of Directors of the Company from recommending that its stockholders accept an unsolicited tender offer or exchange offer commenced by a third party with respect to shares of Company Common Stock if (1) such tender offer or exchange offer constitutes an Acquisition Proposal, (2) the Board of Directors of the Company shall have withdrawn its recommendation in favor of the Merger in accordance with and as permitted by the preceding sentence, (3) the Board of Directors of the Company shall have concluded in good faith, based upon the advice of its financial advisor, that such tender offer or exchange offer is more favorable from a financial point of view to the Company's stockholders than the Merger, (4) neither the Company nor any of its Representatives shall have violated any of the restrictions set forth in Section 5.4, and (5) the Board of Directors of the Company shall have concluded in good faith, after consultation with its outside legal counsel, that the recommendation in favor of acceptance of such tender offer or exchange offer is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law. Nothing contained in this Section 1.6 shall limit the Company's obligation to hold and convene the Meeting, it being understood that the Company shall be required to hold and convene the Meeting in accordance with this Section 1.6 unless the holding of such Meeting would constitute a violation of any applicable court order or statute. The Company shall use all reasonable efforts to ensure that the holding of the Meeting will not constitute a violation of any applicable court order or statute.
               Section 1.7   SEC Filings.
           (a) As soon as practicable after the date hereof, the Parent shall prepare and file with the SEC the Registration Statement on Form S-4 (such registration statement at the time it becomes effective, together with all amendments duly filed and mailed is referred to as the "Registration Statement") under the Securities Act, which registers the Parent Class A Common Stock to be issued to the Company's stockholders pursuant to the Merger and in which the prospectus (the "Prospectus") will be in the form of a proxy statement. The Company shall prepare and provide the Parent with information concerning the Company required to be included in the Registration Statement. Such information prepared and provided by the Company shall comply in all material respects with all applicable requirements of law.
         (b) Each of the Company and the Parent, as applicable, shall use its reasonable best efforts to (i) respond to any comments of the SEC, (ii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and (iii) cause the Prospectus to be mailed to the stockholders of the Company as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each of the Parent and the Company shall notify the other promptly of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Registration Statement or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives and the SEC, with respect to the Registration Statement. The Registration Statement shall comply in all material respects with all applicable requirements of law. The Parent shall take any action required to be taken under state blue sky or securities laws in connection with the Merger and the issuance of the Merger Consideration in connection therewith.
            (c) No amendment or supplement to the Registration Statement will be made without the approval of the Company, which approval will not be unreasonably withheld or delayed. The Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement or any amendment thereto has become effective or any amendment thereto, or the issuance of any stop order, or the suspension of the qualification of the Parent Class A Common Stock to be issued in the Merger for offering or sale in any jurisdiction or of any request by the NYSE for amendment of the Registration Statement.
               Section 1.8 Effective Time of the Merger. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article VI hereof, a Certificate of Merger shall be duly executed by the Company and shall be duly filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective on the date on which such Certificate of Merger is so filed with the Secretary of State of the State of Delaware.


                                   ARTICLE II
                              CONVERSION OF SHARES
               Section 2.1 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:
                (a) Each share of Company Common Stock owned by the Parent or Mergerco or by any direct or indirect Subsidiary of the Parent immediately prior to the Effective Time, and each share of Company Common Stock held in the treasury of the Company or by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time (each of the foregoing shares being an "Excluded Share"), shall, by virtue of the Merger, and without any action on the Company or the holder thereof, be cancelled.

                (b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and other than the Dissenting Shares) shall be by virtue of the Merger, and without any action on the part of the holder thereof, cancelled and converted solely into the right to receive, upon the surrender of the certificate formerly representing such share of Company Common Stock in accordance with Section 2.3 hereof, 0.1722 (the "Conversion Price") of a validly issued, fully paid and non-assessable share of the Parent Class A Common Stock, without interest; provided, that (i) if the Average Parent Share Price shall be less than $18.875, then the Conversion Price shall be adjusted so that it shall equal the quotient obtained by dividing (A) $3.25 by (B) the Average Parent Share Price, and (ii) if the Average Parent Share Price shall be greater than $24.50, then the Conversion Price shall be adjusted so that it shall equal the quotient obtained by dividing (x) $4.22 by (y) the Average Parent Share Price (the Conversion Price to reflect such adjustment, if any, is hereinafter referred to as the "Adjusted Conversion Price").
               (c) Each share of Mergerco Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $1.00 per share, of the Surviving Corporation.
                     (d) (i) Each Company Stock Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall, effective as of the Effective Time, and without any action on the part of the holder thereof, be assumed by the Parent and become and represent an option exercisable for shares of

Parent Class A Common Stock (a "Substitute Option") with the same vesting schedules, if any, and expiration dates as such Company Stock Option immediately prior to the Effective Time (but taking into account any acceleration of the vesting of such Company Stock Option as a result of the consummation of the Merger), with (A) the new exercise price thereof being determined by dividing the exercise price of such Company Stock Option by the Adjusted Conversion Price (with the result of such calculation rounded to the nearest whole cent) and (B) the number of shares issuable upon exercise being determined by multiplying the number of shares to be issued upon exercise of such Company Stock Option by the Adjusted Conversion Price (with the result of such calculation rounded to the nearest whole number).
                   (ii) The Parent shall take all corporate action necessary to reserve for issuance a sufficient number of the shares of Parent Class A Common Stock for delivery upon exercise of the Substitute Options. As soon as practicable after the Effective Time, but in no event later than 45 days after the Effective Time, the Parent shall file one or more registration statements on Form S-8 (or any successor or appropriate form (including a shelf registration statement on Form S-3 if Form S-8 is not available)) with respect to the shares of Parent Class A Common Stock subject to such Substitute Options and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses referred to therein) for so long as such Substitute Options remain outstanding.
                (e) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a stockholder of the Company who does not vote in favor of the Merger and who complies with all of the relevant provisions of Section 262 (each such share being a "Dissenting Share") shall not be converted into the right to receive the Merger Consideration pursuant to the Merger, but instead the holders of Dissenting Shares shall be entitled to receive such consideration as shall be determined in accordance with the provisions of Section 262; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish its entitlement to appraisal rights as provided in Section 262 or (ii) if any such holder of Dissenting Shares shall have effectively withdrawn its demand for appraisal of such shares of Company Common Stock, or lost its right to appraisal and payment as provided in Section 262, or (iii) if neither any holder of Dissenting Shares nor the Surviving Corporation shall have filed a petition demanding a determination of the value of all Dissenting Shares within the time period provided in Section 262, such holder or holders (as the case may be) shall forfeit the right to the appraisal of such shares of Company Common Stock and each such share of Company Common Stock shall thereupon be deemed to have been converted, as of the Effective Time, into and represent the right to receive the Merger Consideration upon surrender of the certificate or certificates formerly representing such shares of Company Common Stock in accordance with Section 2.3 hereof. The Company shall not, except with the prior written consent of the Parent, voluntarily make or agree to make any payment with respect to, or settle or offer to settle, any such demands for payment.
               Section 2.2 No Further Transfers. At the Effective Time, the Company Common Stock transfer books shall be closed and no further transfer of shares of Company Common Stock shall be made thereafter. If, after the Effective Time, any certificate previously representing shares of Company Common Stock is presented for transfer, it shall be forwarded to the Exchange Agent (as defined in Section 2.3 hereof) for cancellation and exchange in accordance with Section 2.3 hereof.
               Section 2.3   Exchange of Shares of Company Common Stock.
         (a) Prior to the Effective Time, the Parent shall designate, subject to the approval of the Company which shall not be unreasonably withheld, a bank or trust company to act as exchange agent (the "Exchange Agent") for the Merger. Immediately prior to the Effective Time, the Parent will instruct the transfer agent of the shares of the Parent Class A Common Stock to countersign and deliver to the Exchange Agent certificates representing an aggregate number of shares of the Parent Class A Common Stock as nearly as practicable equal to the product of the Adjusted Conversion Price and the number of shares of Company Common Stock to be converted into the Parent Class A Common Stock pursuant to
Section 2.1(b) so as to allow for the issuance and delivery of the Merger Consideration on a timely basis. The Parent shall pay all reasonable charges or expenses, including those of the Exchange Agent, in connection with the exchange of the shares of Company Common Stock for the Merger Consideration.
        (b) As soon as practicable after the Effective Time, the Parent shall cause the Exchange Agent to mail and/or make available to each holder of a
Certificate (other than holders of Certificates theretofore representing Excluded Shares) (a "Stockholder") a notice and letter of transmittal advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent such Certificate or Certificates for exchange for the Merger Consideration multiplied by the number of shares of

Company Common Stock represented by such Certificate or Certificates. Upon the surrender to the Exchange Agent of such Certificate or Certificates, together with a letter of transmittal, duly executed and completed in accordance with the instructions thereon, the Stockholder shall be entitled to receive the Merger Consideration. From and after the Effective Time, until surrendered in accordance with the provisions of this Section 2.3, each Certificate evidencing shares of Company Common Stock (other than Certificates representing Excluded Shares and Dissenting Shares) shall represent for all purposes only the right to receive the Merger Consideration, without any interest thereon. Any portion of the Merger Consideration that shall not have been paid to Stockholders pursuant to this Section 2.3 prior to the second anniversary of the Effective Time (including any cash payable pursuant to Section 2.3(e) hereof) shall be paid to the Parent and any Stockholder who has not theretofore complied with this
Section 2.3 thereafter shall look, subject to escheat and other similar laws, solely to the Parent for payment of the Merger Consideration to which they are entitled under this Agreement.
        (c) No dividends or other distributions that are otherwise payable on the shares of the Parent Class A Common Stock constituting any of the Merger Consideration shall be paid to the holder of any unsurrendered Certificate until such Certificate is properly surrendered as provided herein, but (i) upon such surrender, there shall be paid to the Person in whose name the shares of the Parent Class A Common Stock constituting any of the Merger Consideration shall be issued the amount of any dividends which shall have become payable with respect to such shares between the Effective Time and the time of such surrender and (ii) at the appropriate payment date or as soon thereafter as practicable, there shall be paid to such Person the amount of any dividends on such shares of the Parent Class A Common Stock which shall have a record or due date prior to such surrender and a payment date after such surrender, subject in each such case to
(x) deduction therefrom of any amount required by applicable law to be withheld, and (y) any applicable escheat laws or unclaimed property laws. On surrender of a Certificate, no interest shall be payable with respect to the payment of such dividends and no interest shall be payable with respect to the amount of any cash payable in lieu of a fractional share of the Parent Class A Common Stock pursuant to Section 2.3(e).
          (d) If any cash is to be paid pursuant to Section 2.3(e), or certif icates representing shares of the Parent Class A Common Stock are to be issued, to a Person other than the Person in whose name the Certificate so surrendered in exchange therefor is registered, it shall be a condition of the payment or issuance thereof that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the payment of cash to a Person other than, or if the issuance of certificates representing the shares of the Parent Class A Common Stock in any name other than that of, the registered holder of the Certificate surrendered, or otherwise required, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
                (e) Shares of the Parent Class A Common Stock shall be issued only in whole shares. A Stockholder will not be entitled to receive Fractional Shares but, instead, will be entitled to receive promptly from the Exchange Agent a cash payment in lieu of Fractional Shares in an amount equal to such Stockholder's proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such Stockholders, of the aggregate Fractional Shares. Such sales shall be made promptly after the Effective Time, or in the case of Dissenting Shares which become exchangeable for the Merger Consideration pursuant to Section 2.1(e) hereof, promptly after such change in status of such Dissenting Shares. Such cash payments will be made to each such Stockholder only upon proper surrender of such Stockholder's Certificates, together with a properly completed and duly executed transmittal form and any other required documents.

                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY
   The Company represents and warrants to the Parent and Mergerco as follows:
     Section 3.1 Organization and Good Standing. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole. Section 3.1 of the Disclosure Schedule sets forth a complete list of the Company's Subsidiaries, their state of incorporation and each state in which they are qualified to do business.

               Section 3.2 Corporate Authorization; Validity of Agreement; Company Action. (a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to obtaining any necessary approval of its stockholders as contemplated by Section 1.6 hereof with respect to the Merger, to consummate the Contemplated Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Contemplated Transactions, have been duly and validly authorized by its Board of Directors and, except for obtaining the approval of its stockholders as contemplated by Section 1.6 hereof with respect to the Merger, no other corporate action or proceedings on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, and the consummation by it of the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of the Parent and Mergerco, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
          (b) The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding (the "Required Stockholder Vote") is the only vote of the holders of any class or series of Company capital stock necessary to approve the Merger.

               Section 3.3 Capitalization. (a)The authorized capital stock of the Company consists of 25,000,000 shares of Company Common Stock. As of the date hereof, (i) 9,024,681 shares of Company Common Stock are issued, of which 8,948,324 shares are outstanding and 76,357 shares are held in treasury and (ii) options to acquire an aggregate of 902,500 shares of Company Common Stock have been issued pursuant to Company Stock Options. The Company has previously delivered to the Parent a true and correct list of all outstanding Company Stock Options setting forth in each case the name of the optionholder, the number of shares of Company Common Stock subject thereto, the exercise price, the vesting schedule and the expiration date. All the outstanding shares of the Company's capital stock are duly authorized, validly issued, fully paid and non-assessable. There is no Voting Debt of the Company or any of its Subsidiaries issued and outstanding. Except as set forth above, as set forth in
Section  3.3(a)  of  the   Disclosure   Schedule,   and  for  the   Contemplated
Transactions, (i) there are no shares of capital stock of the Company authorized, issued or outstanding and (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of the Company or any of its
Subsidiaries,  obligating  the  Company  or any of its  Subsidiaries  to  issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests or obligations of the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, convertible security, agreement, arrangement or commitment. Except as set forth in Section 3.3(a) of the Disclosure Schedule, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any Subsidiary or affiliate of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity. Following the Merger neither the Company nor any of its Subsidiaries will have any obligation to issue, transfer or sell any shares of its capital stock.
            (b) All of the outstanding shares of capital stock of each of the Subsidiaries are directly owned by the Company, and all such shares have been validly issued and are fully paid and non-assessable and are owned by either the Company or one of its Subsidiaries free and clear of all liens, charges, security interests, options, claims or encum brances of any nature whatsoever.
        (c) Except as set forth in Section 3.3(c) of the Disclosure Schedule, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of the Subsidiaries. None of the Company or its Subsidiaries is required to redeem, repurchase or otherwise acquire shares of capital stock of the Company, or any of its Subsidiaries, respectively, as a result of the Contemplated Transactions.
               Section 3.4 Reports and Financial Statements. The Company has filed with the SEC, and has heretofore made available to the Parent true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it and its Subsidiaries since December 31, 1993 under the Exchange Act and the Securities Act (as such documents have been amended since the time of their filing, collectively, the "Company SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents, including, without limitation, any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. Each of the consolidated financial statements included in the Company SEC Documents have been prepared from, and are in accordance with, the books and records of the Company and/or its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the con solidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its consolidated Subsidiaries as at the dates thereof or for the periods presented therein (subject, in the case of unaudited interim financial statements, to normal year end adjustments).
               Section 3.5 Absence of Certain Changes. Except as disclosed in the Company SEC Documents or as set forth in Section 3.5 of the Disclosure Schedule, since December 31, 1996, the Company and its Subsidiaries have conducted their respective businesses and operations in the ordinary course of business consistent with past practice. Since December 31, 1996, there has not occurred (i) any event, change or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) having or, which would be reasonably likely to have, in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries taken as a whole; (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the equity interests of the Company or of any of its Subsidiaries, other than regular quarterly cash dividends or dividends paid by its Subsidiaries; or (iii) any change by the Company or any of its Subsidiaries in accounting principles or methods, except insofar as may be required by a change in GAAP.
               Section 3.6 Consents and Approvals; No Violations. Except as set forth in Section 3.6 of the Disclosure Schedule and for (a) the filing of a pre-merger notification and report form by the Company under the HSR Act and the expiration or termination of the applicable waiting period thereunder, (b) the filing of a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (c) filings with the SEC and any applicable national securities exchanges or Nasdaq, (d) filings under state securities, "Blue Sky" or anti-takeover laws, (e) any applicable filings required under the laws of foreign jurisdictions and (f) filings, authorizations, consents or approvals relating to matters which, in the aggregate, are not material to the Company and its Subsidiaries taken as a whole, neither the execution, delivery or performance of this Agreement nor the consummation by the Company of the Contemplated Transactions nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws or similar organizational documents of the Company or of any of its Subsidiaries, (ii) require any material filing with, or permit, authorization, consent or approval of, any Governmental Authority, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any material Company Agreement or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its Subsidiaries or any of their properties or assets.
               Section 3.7 No Undisclosed Liabilities. Except (a) as disclosed in Section 3.7 of the Disclosure Schedule, (b) to the extent disclosed in the Company SEC Documents filed prior to the date of this Agreement and (c) for liabilities and obligations incurred in the ordinary course of business consistent with past practice, since December 31, 1996, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise. Section 3.7 of the Disclosure Schedule sets forth each instrument evidencing indebtedness of the Company and its Subsidiaries which will accelerate or become due or payable, or result in a right of redemption or repurchase on the part of the holder of such indebtedness, or with respect to which any other payment or amount will become due or payable, in any such case with or without due notice or lapse of time, as a result of this Agreement, the Merger or the other Contemplated Transactions.
     Section 3.8 Registration Statement. None of the information provided by the Company for inclusion in the Registration Statement will be false or misleading with respect to any material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
               Section 3.9 Litigation; Compliance with Law. (a) Except (i) as disclosed in Section 3.9(a) of the Disclosure Schedule or (ii) to the extent disclosed in the Company SEC Documents filed prior to the date of this Agreement, there is no suit, claim, action, proceeding, review or investigation pending or, to the knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries.
           (b) The Company and its Subsidiaries have complied in all material respects with all laws, statutes, regulations, rules, ordinances, and judgments, decrees, orders, writs and injunctions, of any court or Governmental Authority relating to any of the property owned, leased or used by them, or applicable to their business, including, but not limited to, equal employment opportunity, discrimination, occupational safety and health, environmental, insurance regulatory, antitrust laws, ERISA and laws relating to Taxes (as defined in
Section 3.10).
               Section 3.10 Taxes. (a) All material federal, state, county, local, foreign, and other taxes (including, without limitation, income, profits, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, license, stamp, environmental, withholding, employment, unemployment compensation, payroll related and property taxes, import duties, and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto (hereinafter "Taxes" or, individually, a "Tax"), required to be paid on or before the date hereof by or with respect to the Company or any of its Subsidiaries, including amounts, other than amounts being contested in good faith and for payment of which adequate reserves are reflected in the Company's financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997, required to be paid on or before the date hereof with respect to Taxes as a result of any tax sharing agreement or similar arrangement ("Tax Sharing Agreement Amounts") of the Company or any of its Subsidiaries, have been timely paid.
         (b) All material returns and reports required to be filed by or with respect to the Company or any of its Subsidiaries with respect to Taxes (hereinafter "Tax Returns" or, individually, a "Tax Return") on or before the date hereof have been timely filed. No penalties or other charges in a material amount are or will become due with respect to the late filing of any Tax Return of the Company or any of its Subsidiaries or payment of any Tax of the Company or any of its Subsidiaries required to be filed or paid on or before the date hereof.
          (c) With respect to all Tax Returns filed by or with respect to the Company or any its Subsidiaries, (i) Section 3.10(c) of the Disclosure Schedule sets forth the periods for which the statute of limitations for the assessment of federal Taxes have expired; (ii) except as set forth in Section 3.10(c) of the Disclosure Schedule, no audit is in progress and no extension of time has been executed with respect to any date on which any Tax Return was or is to be filed and no waiver or agreement has been executed for the extension of time for the assessment or payment of any Tax; and (iii) except as set forth in Section

3.10(c) of the Disclosure Schedule, there is no material unassessed deficiency proposed or threatened against the Company or any of its Subsidiaries.
                 (d) Except as set forth in Section 3.10(d) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has not been and is not a party to any tax sharing agreement, tax indemnification agreement or similar arrangement.
            (e) Section 3.10(e) of the Disclosure Schedule identifies (i) the common parent of each group of affiliated corporations that filed a consolidated federal income tax return, and the period to which such returns related, that included the Company or any of its Subsidiaries since 1987 and (ii) all material Tax liabilities or issues that have been asserted or proposed by a taxing authority with respect to any such return and all claims with respect to Taxes in a material amount that have been asserted against the Company or any of its Subsidiaries.
            (f) With regard to any assets or property held or acquired by the Company or any of its Subsidiaries, the Company or such Subsidiary has not filed a consent to the application of Section 341(f) of the Code, or agreed to have
Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by the Company or such Subsidiary.
            (g) The Company and its Subsidiaries have not agreed, and are not required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise, and there is no application to change any accounting method by the Company or any of its Subsidiaries pending with any taxing authority. The Internal Revenue Service has not proposed any such adjustment or change in method.

             (h) Reserves and provisions for Taxes reflected in the Company's financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 are adequate.
            (i) The Company and its Subsidiaries have not been and are not in violation (or with notice or lapse of time or both, would be in violation) of any applicable law relating to the payment or withholding of Taxes relating to employment and have duly and timely withheld from employee salaries, wages and other compensation and timely paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws.
           (j) There are no liens or encumbrances of any kind with respect to Taxes upon any of the assets of the Company and its Subsidiaries (except for liens for Taxes not yet due) or on the capital stock of the Company or any of its Subsidiaries.
               Section 3.11 No Default. Except as disclosed in the Company SEC Documents, the business of the Company and each of its Subsidiaries is not being conducted in default or violation of any term, condition or provision of (a) its respective certificate of incorporation or by-laws or similar organizational documents, or (b) any Company Agreement, excluding from the foregoing clause
(b), defaults or violations that would not have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole or would not, or would not be reasonably likely to, materially impair the ability of the Company to consummate the Merger or the other Contemplated Transactions.
      Section 3.12 Contracts. (a) The Company has previously delivered to the Parent true and complete copies of all material Company Agreements and true and correct summaries of all material oral agreements to which the Company or any of its Subsidiaries is a party. Each material Company Agreement is valid, binding and enforceable and in full force and effect in accordance with its terms. Neither the Company nor any of its Subsidiaries is in default in any material respect under any such Company Agreement, nor does any condition exist that with notice or lapse of time or both would constitute such a material default thereunder. To the knowledge of the Company or any of the Subsidiaries, no other party to any such Company Agreement is in default thereunder in any material respect, nor does any condition exist that with notice or lapse of time or both would constitute such a material default thereunder, nor is any such material default threatened.
                 (b) Except as set forth in Section 3.12(b) of the Disclosure Schedule, neither the Company nor any Subsidiary is a party to any Company Agreement that (i) includes any "change of control" or similar provision which, as a result of the Merger or any other Contemplated Transaction, would result in a violation or breach of, or default (with or without due notice or lapse of time or both) under, such Company Agreement, or give rise to a right to accelerate the terms of payment or the provision of benefits, or enhance the amount of payment or the provision of benefits, thereunder, or (ii) expressly and materially limits the ability of the Company or any of its Subsidiaries to compete in or conduct any line of business or compete with any person or in any geographic area or during any period of time.
               (c) The Company (i) has satisfied the sales requirements under paragraph 3 of the Stewart's Master Agreement such that the territory subject to the Stewart's Master Agreement is worldwide and (ii) has not failed to achieve the sales requirements under said paragraph 3 which would permit Stewart's to terminate the Stewart's Master Agreement with respect to any territory.
               Section 3.13  Intellectual Property.
                (a) Section 3.13(a) of the Disclosure Schedule lists (i) all Copyrights, Patents, Trademarks and formulae and processes (other than unregistered Trademarks for which no application for registration is pending) (collectively, the "Intellectual Property") owned by the Company or any of its Subsidiaries, specifying as to each such item, as applicable: (A) the category of Intellectual Property; (B) the owner of the item; (C) the jurisdictions in which the item is issued or registered or in which any applica tion for issuance or registration has been filed, including the respective issuance, registration or application number; (D) the date of application, issuance or registration and the expiration date of the item; and (E) with respect to any Trademarks, the class or classes of goods or services on which each such Trademark is or is intended to be used; (ii) all material licenses, sublicenses and other agreements ("IP Licenses") under which the Company or any of its Subsidiaries is either a licensor or licensee of any Intellectual Property; and (iii) all agreements involving Intellectual Property that are currently in negotiation or proposed by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries owns any Copyrights or Patents or is a party to any license for a Copyright or Patent either as a licensor or as a licensee. The Company has previously delivered to the Parent true and complete copies of all material documents evidencing Intellectual Property and IP Licenses (including all modifications, amendments and supplements).

                 (b) Except as set forth in Section 3.13(b) of the Disclosure Schedule, the Company and its Subsidiaries own or have a license for all the Intellectual Property that is material to the business of the Company and its Subsidiaries as presently conducted or being developed, free and clear of any liens.
             (c) None of the Company or its Subsidiaries or, to the knowledge of the Company, any other party is in breach of or default under any IP License. Each IP License is now, and immediately following the consummation of the Contemplated Transactions will be, valid and in full force and effect.
                 (d) No Claim is pending or, to the knowledge of the Company, threatened, that challenges the validity, enforceability, ownership of or right to use, sell, license or dispose of any Intellectual Property, nor does the Company know of any valid grounds for any such Claim.
                 (e) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has infringed upon or otherwise violated the intellectual property rights of third parties or has received or has been the subject of any Claim, charge or notice alleging any such infringement or other violation, and the Company knows of no basis for any such Claim. To the knowledge of the Company, the continued use of the Intellectual Property by the Company or the relevant Subsidiary after the Effective Time will not infringe upon or otherwise violate any intellectual property rights of third parties as a result of the continued operation of the businesses of the Company and its Subsidiaries as presently conducted.

            (f) To the knowledge of the Company, no third party is infringing upon or otherwise violating the Intellectual Property rights of the Company or any of its Subsidiaries.
            (g) All registered Trademarks held by the Company or any of its Subsidiaries are valid and subsisting. The Company and its Subsidiaries have taken all necessary action to maintain and protect each item of Intellectual Property owned or used by the Company or any of its Subsidiaries.
            (h) To the knowledge of the Company, no Patent, statute, rule, regulation, code or standard is pending or proposed that would have a material adverse effect on the validity, enforceability, ownership of or right to use, sell, license or dispose of any Intellectual Property.
            (i) None of the material formulae and processes of the Company or any of its Subsidiaries has been disclosed to any Person other than its bottlers, suppliers and consultants and Stewart's.
               Section 3.14  Employee Benefit Plans.
            (a) With respect to each Company Benefit Plan, the Company has previously provided to the Parent true and complete copies of (i) all plan texts and agreements and related trust agreements, if any, (ii) all summary plan descriptions, if any, (iii) the most recent annual report (including all schedules thereto), if any, (iv) the most recent annual audited financial statement, if any, (v) if the plan is intended to qualify under Code Section 401(a) or 403(a), the most recent determination letter, if any, received from the

IRS and (vi) all material communications with any Governmental Authority (including, without limitation, the PBGC and the IRS).
          (b) There are no Company Benefit Plans that provide retiree medical or life or pension coverage (other than coverage mandated by law) or that are subject to any of Code Section 412, ERISA Section 302 or Title IV of ERISA.
          (c) Each Company Benefit Plan conforms in all material respects to, and its administration is in all material respects in compliance with, all applicable laws and regulations, except for such failures to conform or comply that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect with respect to the Company and its Subsidiaries taken as a whole.
          (d) Except as disclosed in the Company SEC Documents or as set forth in Section 3.14(d) of the Disclosure Schedule, the consummation of the Contemplated Transactions will not (a) entitle any current or former Company Employee to severance pay, unemployment compensation or any similar payment or
(b) accelerate the time of payment or vesting, or increase the amount of any compensation due to, any current or former Company Employee.
               Section  3.15  Inventory  and  Supplies.  Except  as set forth on
Section 3.15 of the Disclosure Schedule, the inventory of each of the Company and its Subsidiaries is in good and merchantable condition, and suitable and usable or salable in the ordinary course of business for the purposes for which it is intended and none of such inventory is obsolete, damaged, or defective, subject to an inventory reserve computed in a manner consistent with past practice and reasonably estimated to reflect inventory values. Section 3.15 of the

Disclosure Schedule sets forth the location of all of the inventory of the Company and its Subsidiaries. The Company has no knowledge of any adverse condition affecting the supply of materials available to the Company and its Subsidiaries.
               Section 3.16 Receivables. All accounts and notes receivable of the Company and its Subsidiaries (a) have arisen in the ordinary course of business of the Company and its Subsidiaries and (b) subject only to a reserve for bad debts computed in a manner consistent with past practice and reasonably estimated to reflect the probable results of collection, have been collected or are collectible in the ordinary course of business of the Company and its Subsidiaries in the aggregate recorded amounts thereof in accordance with their terms.
               Section 3.17 Case Sales. Section 3.17 of the Disclosure Schedule sets forth the true and correct amount of the Company's aggregate sales of cases of soft drinks under the "Stewart's" trademark for the eighteen (18) months ended December 31, 1991, each of fiscal years 1992, 1993, 1994, 1995 and 1996 and the first five (5) months of 1997.
               Section 3.18 Transactions with Affiliates. Except to the extent disclosed in the Company SEC Documents filed prior to the date of this Agreement, since December 31, 1996, there have been no material transactions, agreements, arrangements or understandings between the Company or its Subsidiaries, on the one hand, and the Company's affiliates (other than wholly owned Subsidiaries of the Company) or any other Person, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
           Section 3.19 State Takeover Statutes. The Board of Directors of the Company has approved the Merger and this Agreement, and the entering into, and performance, by the Parent and Mergerco of the Stockholders Agreement. Such approval is sufficient to render inapplicable to the Merger, this Agreement and the entering into, and performance, by the Parent and Mergerco of the Stockholders Agreement and any other transactions contemplated by this Agreement and the Stockholders Agreement, the restrictions on business combinations provided for in Section 203. Other than Section 203, no state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement or the Stockholders Agreement.

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES
                           OF THE PARENT AND MERGERCO

               The Parent and  Mergerco,  jointly and  severally,  represent and warrant to the Company as follows:
               Section 4.1  Organization  and Good Standing.  Each of the Parent
and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not have a Material Adverse Effect on the Parent and its Subsidiaries taken as a whole. Each of the Parent and its Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on the Parent and its Subsidiaries taken as a whole. Mergerco has not heretofore conducted any business other than in connection with this Agreement and the Contemplated Transactions.
               Section  4.2  Corporate  Authorization;  Validity  of  Agreement;
Necessary Action. Each of the Parent and Mergerco has full corporate power and authority to execute and deliver this Agreement and to consummate the Contemplated Transactions. The execution, delivery and performance by the Parent and Mergerco of this Agreement and the consummation by the Parent and Mergerco of the Contemplated Transactions have been duly and validly authorized by their respective Boards of Directors and no other corporate action or proceedings on the part of the Parent and Mergerco is necessary to authorize the execution and delivery by the Parent and Mergerco of this Agreement, and the consummation by the Parent and Mergerco of the Contemplated Transactions. This Agreement has been duly executed and delivered by the Parent and Mergerco, and assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of each of the Parent and Mergerco, enforceable against each of them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

               Section 4.3 Capitalization. (a) The authorized capital stock of the Parent consists of 60,000,000 shares of Parent Class A Common Stock, 16,000,000 shares of Parent Class B Common Stock, par value $.10 per share, 25,000,000 shares of Preferred Stock, of which 5,982,866 shares have been designated Redeemable Preferred Stock. As of June 17, 1997, 23,998,221 shares of Parent Class A Common Stock and 5,997,662 shares of Parent Class B Common Stock were issued and outstanding, and no shares of Preferred Stock were issued or outstanding. As of March 31, 1997, options to acquire an aggregate of 8,849,499 shares of Parent Class A Common Stock had been issued. The authorized capital stock of Mergerco consists solely of 1,000 shares of Mergerco Common Stock, all of which, as of the date hereof, are issued and outstanding and held by the Parent. All of the outstanding shares of capital stock of the Parent and Mergerco (including Mergerco) have been duly authorized and validly issued and are fully paid and non-assessable.
               (b) The shares of the Parent Class A Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.
               Section 4.4 Reports and Financial Statements. The Parent has filed with the SEC, and has heretofore made available to the Company true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it and its Subsidiaries since December 31, 1993 under the Exchange Act or the Securities Act (as such documents have been amended since the time of their filing, collectively, the "Parent SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents, including, without limitation, any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. Each of the consolidated financial statements included in the Parent SEC Documents have been prepared from, and are in accordance with, the books and records of the Parent and/or its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Parent and its consolidated Subsidiaries as at the dates thereof or for the periods presented therein (subject, in the case of unaudited interim financial statements, to normal year end adjustments).
               Section 4.5 Absence of Certain Changes. Except to the extent set forth in the Parent SEC Documents filed prior to the date of this Agreement, since December 31, 1996, the Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice. Since December 31, 1996, there has not occurred (a) any event, change or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) having or, which would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Parent and its Subsidiaries taken as a whole; (b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the equity interests of the Parent or of any of its Subsidiaries other than regular quarterly cash dividends or dividends paid by wholly owned Subsidiaries; or (c) any change by the Parent or any of its Subsidiaries in accounting principles or methods, except insofar as may be required by a change in GAAP.
               Section 4.6 Consents and Approvals; No Violations. Except for (a) the filing of a pre-merger notification and report form by the Parent under the HSR Act, and the expiration or termination of the applicable waiting period thereunder, (b) the filing of a Certificate of Merger with the Secretary of the State of the State of Delaware in accordance with the DGCL, (c) filings with the SEC and any applicable national securities exchanges, (d) filings under state securities, "Blue Sky" or antitakeover laws, (e) any applicable filings required under the laws of foreign jurisdictions and (f) filings, authorizations, consents or approvals relating to matters which, in the aggregate, are not material to the Parent and its Subsidiaries (including Mergerco but excluding the Company and its Subsidiaries) taken as a whole, neither the execution, delivery or performance of this Agreement by the Parent and Mergerco nor the consummation by the Parent and Mergerco of the Contemplated Trans actions nor compliance by the Parent and Mergerco with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws of the Parent and any of its Subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Authority (except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings would not have a Material Adverse Effect on the Parent and its Subsidiaries taken as a whole or would not, or would not be reasonably likely to, materially impair the ability of the Parent and Mergerco to consummate the Merger or the other Contemplated Transactions), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other in strument or obligation to which the Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Parent, any of its Subsidiaries or any of their properties or assets, except in the case of clauses (iii) and (iv) for violations, breaches or defaults which would not have a Material Adverse Effect on the Parent and its Subsidiaries taken as a whole or would not, or would not be reasonably likely to, materially impair the ability of the Parent or Mergerco to consummate the Merger or the other Contemplated Transactions.
               Section 4.7 Registration Statement. The Registration Statement (and any amendment thereof or supplement thereto), at the date it becomes effective and at the time of the Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by the Parent or Mergerco with respect to statements made therein based on information supplied by the Company for inclusion in the Registration Statement. Subject to the proviso set forth in the preceding sentence, the Registration Statement will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
               Section 4.8 Tax Representations. (a) Mergerco is a wholly owned subsidiary of the Parent organized for the purpose of consummating the Merger and has no assets other than (i) Parent Class A Common Stock, if any, and (ii) assets permitted under Treasury Regulation 1.368-2(j)(3)(iii).
       (b) The Parent has no plan or intention not to (i) continue at least a principal historic business line of the Company or (ii) use at least a significant portion of the Company's historical assets in a business of the Parent, in each case within the meaning of Treasury Regulation 1.368-1(d).

                                    ARTICLE V
                                    COVENANTS
               Section 5.1 Interim Operations of the Company. The Company covenants and agrees that, except (i) as expressly provided in this Agreement,
(ii)  with the  prior  written  consent  of the  Parent or (iii) as set forth on
Section 5.1 of the Disclosure Schedule, after the date hereof and prior to the Effective Time:
             (a)    the business of the Company and its Subsidiaries, including, without limitation, investment practices and policies, shall be conducted only in the ordinary course of business consistent with past practice and, each of the Company and its Subsidiaries shall use all reasonable efforts to preserve its business organization intact and maintain its existing relations with material customers, distributors, suppliers, employees, creditors and business partners;
         (b) the Company will not, directly or indirectly, split, combine or reclassify the outstanding Company Common Stock, or any outstanding capital stock of any of the Subsidiaries of the Company;
          (c) neither the Company nor any of its Subsidiaries shall (i) amend its certificate of incorporation or by-laws or similar organizational documents;
(ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with re spect to its capital stock other than dividends paid by the Company's wholly owned Subsidiaries to the Company; (iii) issue, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its Subsidiaries, other than issuances pursuant to exercise of stock options outstanding on the date hereof as disclosed in Section
3.3 hereof; (iv) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets that are material to the Company and its Subsidiaries taken as a whole other than sales of investment assets in the ordinary course of business consistent with past practice; or (v) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock;
        (d) neither the Company nor any of its Subsidiaries shall (i) grant any increase in the compensation payable or to become payable by the Company or any of its Subsidiaries to any officer or employee other than scheduled annual increases in the ordinary course of business consistent with past practice in an amount not to exceed five percent (5%)
for any individual; (ii) adopt any new, or amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under any Company Benefit Plan; (iii) enter into any, or amend any existing, employment, consulting or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company or any of its Subsidiaries; (iv) make any additional contributions to any grantor trust created by the Company to provide funding for non-tax-qualified employee benefits or compensation; or (v) provide any severance program to any Subsidiary which does not have a severance program as of the date of this Agreement;
            (e) neither the Company nor any of its Subsidiaries shall modify, amend or terminate any of the material Company Agreements or waive, release or assign any material rights or claims, except in the ordinary course of business consistent with past practice;
            (f) neither the Company nor any of its Subsidiaries shall permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated, except in the ordinary course of business consistent with past practice;
           (g) neither the Company nor any of its Subsidiaries shall: (i) incur or assume any debt except for borrowings under its existing credit facility in an amount exceeding $100,000 without the written consent of the Parent, which consent shall not be unreasonably withheld, provided that the Company may extend the term of its existing credit facility for a period not to exceed one (1) year so long as the commitment thereunder is not increased; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly owned Subsidiaries of the Company, or customary loans or advances to employees in accordance with past practice not to exceed $25,000 in the aggregate); or (iv) enter into any material commitment (including, but not limited to, any capital expenditure, "take-or-pay" contract or purchase of assets) in excess of $100,000, provided that the Company may (x) purchase inventory in the ordinary course of business consistent with past practice (without any "take-or-pay" commitment) and (y) enter into a lease for office space in the greater Denver, Colorado area not to exceed 4,500 square feet, at a cost per square foot per year not to exceed $17.00 and for a term not to exceed three (3) years;
         (h) neither the Company nor any of its Subsidiaries shall change any of the accounting principles used by it unless required by GAAP;
         (i) neither the Company nor any of its Subsidiaries shall pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, (x) reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated Subsidiaries, (y) incurred in the ordinary course of business consistent with past practice or (z) which are legally required to be paid, discharged or satisfied;
         (j) neither the Company nor any of its Subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of the Company or any of its Subsidiaries or any agreement relating to a Acquisition Proposal (other than the Merger);
           (k) neither the Company nor any of its Subsidiaries will engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of the Company's affiliates, including, without limitation, any transactions, agreements, arrangements or understandings with any affiliate or other Person covered under Item 404 of Regulation S-K under the Securities Act that would be required to be disclosed under such Item 404 other than such transactions of the same general nature, scope and magnitude as are disclosed in the Company SEC Documents;
           (l) except upon the prior written consent of the Parent, the Company shall not make any Tax election that would have a Material Adverse Effect on the Company or any of its Subsidiaries; and
          (m) neither the Company nor any of its Subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.
               Section 5.2 Access to Information. The Company shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of the Parent, reasonable access, during normal business hours, during the period prior to the Effective Time, to all of its and its Subsidiaries' properties, books, contracts, commitments and records (including any Tax Returns or other Tax related information pertaining to the Company and its Subsidiaries) and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to the Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the federal securities laws or any insurance regulatory laws and (b) all other information concerning its business, properties and personnel as the Parent may reasonably request (including any Tax Returns or other Tax related information pertaining to the Company and its Subsidiaries). The Parent will hold any such information which is nonpublic in confidence in accordance with the provisions of the Confidentiality Agreement.
               Section 5.3 Consents and Approvals. Each of the Company, the Parent and Mergerco will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the Contemplated Transactions which actions shall include, without limitation, furnishing all information in connection with approvals of or filings with any Governmental Authority, including, without limitation, any schedule, or reports required to be filed with the SEC, and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with this Agreement and the Contemplated Transactions. Each of the Company, the Parent and Mergerco will, and will cause its Subsidiaries to, take all reasonable actions necessary to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Authority or other public or private third party, required to be obtained or made by the Parent, Mergerco, the Company or any of their Subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.
               Section 5.4   No Solicitation.

              (a) The Company shall not directly or indirectly, and shall not authorize or permit any of its Subsidiaries or any officer, director, employee, agent, investment banker, financial advisor, attorney, accountant, broker, finder or other representative (collectively, "Representatives") of any of the Company or any of its Subsidiaries (collectively, the "Acquired Corporations") directly or indirectly to, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal,
(ii) furnish any nonpublic information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend (or agree to approve, endorse or recommend) any Acquisition Proposal or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any Acquisition Proposal; provided, however, that this Section 5.4(a) shall not prohibit the Company from furnishing nonpublic information regarding the Acquired Corporations to, or entering into discussions with, any Person in response to an unsolicited bona fide written Acquisition Proposal submitted (and not withdrawn) by such Person if (1) the Board of Directors of the Company concludes in good faith, based upon the advice of its financial advisor, that such Acquisition Proposal would result in a transaction that is more favorable from a financial point of view to the Company's stockholders than the Merger,
(2) the Board of Directors from the Company concludes in good faith, after consultation with outside legal counsel, that such action is required in order for the Board of Directors of the

Company to comply with its fiduciary obligations to the Company's stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, the Company gives the Parent written notice of the identity of such Person and of the Company's intention to furnish nonpublic information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of the Company, and (4) prior to furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to the Parent (to the extent such nonpublic information has not been previously furnished by the Company to the Parent).
               (b) The Company shall promptly advise the Parent orally and in writing of any Acquisition Proposal (including the identify of the Person making or submitting such Acquisition Proposal and the terms thereof) that is made or submitted by any Person (such Notification referred to as a "Transaction Notice"). The Company agrees that it will not furnish confidential information to any Person or enter into negotiations with any Person with respect to an Acquisition Proposal until it has delivered to the Parent a Transaction Notice and forty-eight (48) hours have passed since the Parent's receipt of such Transaction Notice.
                      (c) As of the date of this Agreement, the Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

               (d) Notwithstanding anything to the contrary contained in this Agreement, the Company may give a copy of this Section 5.4 to any Person who submits an unsolicited bona fide written Acquisition Proposal to the Company if, prior to giving a copy of this Section 5.4 to such Person, the Company gives the Parent written notice that the Company intends to give copy of this Section 5.4 to such Person.
               Section 5.5 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable, whether under applicable laws and regulations or otherwise, or to remove any injunctions or other impediments or delays, legal or otherwise, to consummate and make effective the Merger and the other Contemplated Transactions. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of the Company, the Parent and Mergerco shall use their best efforts to take, or cause to be taken, all such necessary actions.
               Section 5.6 Notification of Certain Matters. The Company shall give prompt notice to the Parent, and the Parent shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence of any event the occurrence or non-occurrence of which would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (b) any material failure of the Company or the Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.
               Section 5.7 Indemnification of Directors and Officers. The certificate of incorporation and by-laws of the Surviving Corporation and each of its Subsidiaries shall contain provisions no less favorable with respect to indemnification of directors, officers, agents and employees and other individuals than those set forth in the certification of incorporation and by-laws of the Company and its Subsidiaries as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of five (5) years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Effective Time were directors, officers, agents or employees of the Company or any of its Subsidiaries or who were otherwise entitled to indemnification pursuant to the certificate of incorporation and by-laws (or equivalent governing instruments) of the Company or any of its Subsidiaries; provided, that if the Surviving Corporation or any of its subsidiaries shall not have the financial resources to satisfy its indemnification obligations to such directors, officers, agents or employees or other individuals as provided under its certificate of incorporation and by-laws in accordance with this Section 5.7, the Parent agrees that it shall provide such indemnification of such Persons to the extent set forth in such certificate of incorporation and by-laws in accordance with this Section 5.7.
               Section 5.8 Rule 145 Affiliates. At least 30 days prior to the Closing Date, the Company shall deliver to the Parent a letter identifying, to the best of the Company's knowledge, all Persons who are, at the time of the Meeting, deemed to be "affiliates" of the

Company for purposes of Rule 145 under the Securities Act (the "Company Affiliates"). The Company shall use all reasonable efforts to cause each Person who is identified as a Company Affiliate to deliver to the Parent prior to the Closing Date an agreement substantially in the form of Exhibit B to this Agreement.
               Section 5.9 Stock Exchange Listing. The Parent shall use all reasonable efforts to cause the shares of the Parent Class A Common Stock issued in the Merger and the shares of the Parent Class A Common Stock to be reserved for issuance upon exercise of the Substitute Options to be approved for listing on the NYSE prior to the Closing Date.
               Section 5.10 Tax-Free Reorganization. The Company shall not intentionally take or cause to be taken any action before the Effective Time which would disqualify the Merger as a "reorganization" within the meaning of
Section 368(a) of the Code.

                                   ARTICLE VI
                              CONDITIONS PRECEDENT
               Section 6.1 Conditions to the Obligations of Each Party. The obligations of the Company, on the one hand, and the Parent, and Mergerco on the other hand, to consummate the Merger are subject to the satisfaction (or, if permissible, waiver by the party for whose benefit such conditions exist) of the following conditions at or prior to the Effective Time:
               (a) this Agreement and the Merger shall have been approved and adopted by the Required Stockholder Vote in accordance with the DGCL;

            (b) no court, arbitrator or governmental body, agency or official shall have issued any order, decree or ruling and there shall not be any statute, rule or regulation, restraining, enjoining or prohibiting the consummation of the Merger;
            (c) the Registration Statement shall have become effective under the Securities Act and no stop order suspending effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC;
            (d) any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated;
            (e) all actions by or in respect of or filing with any Governmental Authority required to permit the consummation of the Merger shall have been obtained and such approval shall be in full force and effect; and
            (f) the shares of Parent Class A Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.
               Section 6.2 Conditions to the Obligations of the Parent and Mergerco. The obligations of the Parent and Mergerco to consummate the Merger are subject to the satisfaction (or waiver by the Parent) of the following further conditions:
             (a) the representations and warranties of the Company shall have been true and accurate in all material respects as of the Effective Time as if made at and as of such time (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period);
              (b) the Company shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Effective Time;
              (c) since December 31, 1996, except as set forth in Section 3.5 of the Disclosure Schedule, there shall not have occurred any event, change or effect having, or which would be reasonably likely to have, in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole;
              (d) the Parent shall have received a certificate signed by an executive officer of the Company to the effect of Sections 6.2(a), (b) and
(c); (e) there shall not have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to the Merger by any domestic legislative body, court, government or governmental, administrative or regulatory authority or agency (i) restraining or preventing the carrying out of the Contemplated Transactions, (ii) prohibiting the Parent's ownership or operation of all or any material portion of its or the Company's businesses or assets, or compelling the Parent to dispose of or hold separate all or any material portion of the Parent's or the Company's businesses or assets as a result of the Contemplated Transactions; (iii) making acquisition of the shares of Company Common Stock pursuant to the Merger illegal; (iv) prohibiting the Parent effectively from acquiring or holding or exercising full rights of ownership of the shares of Company Common Stock, including, without limitation, the right to vote the shares of Company Common Stock acquired by it pursuant to the Merger on all matters properly presented to the stockholders of the Company; (v) prohibiting the Parent or any of its Subsidiaries or affiliates from effectively controlling in any material respect the businesses or operations of the Company, the Parent or their respective subsidiaries; or (vi) which would impose any condition which would materially adversely affect the business of the Company or (as a condition of consummating the Contemplated Transactions) the business of the Parent and its Subsidiaries taken as a whole;
             (f) the Company's Board of Directors shall not have withdrawn or modified its position with respect to the Merger;
             (g) the Parent shall have received an opinion of Krys Boyle Freedman Scott & Sawyer, P.C. in scope and substance substantially in the form agreed to by the Company and the Parent prior to the date hereof;
             (h) the Average Parent Share Price shall not be less than $15.00 per share;
            (i) the holders of no greater than seven and one-half percent (7.5%) of the shares of Company Common Stock outstanding on the record date for the
Meeting (x) shall have demanded their appraisal rights with respect to their shares of Company Common Stock pursuant to, and otherwise complied with the provisions of, subsection (d) of Section 262, and (y) shall not have voted in favor of or consented to the Merger; or
            (j) no suit, claim, action or proceeding with respect to the Merger or the other Contemplated Transactions, or the Company or any of its Subsidiaries or any of their properties or assets, shall have been instituted or threatened which could reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole or would, or would be reasonably likely to, materially impair the ability of the Company to consummate the Merger or the other Contemplated Transactions.
               Section 6.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company) of the following further conditions:
              (a) the representations and warranties of the Parent and Mergerco shall be true and accurate in all material respects as of the Effective Time as if made at and as of such time (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period);
               (b) each of the Parent and Mergerco shall have performed in all material respects all of the respective obligations hereunder required to be performed by the Parent or Mergerco, as the case may be, at or prior to the Effective Time;
                (c)  since December 31, 1996, there shall not have occurred any event, change or effect having, or which would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Parent and its Subsidiaries taken as a whole;
                 (d) the Company shall have received a certificate signed by an executive officer of the Parent as to Sections 6.3(a), (b) and (c);

                  (e) the Company shall have received an opinion of Paul, Weiss, Rifkind, Wharton & Garrison in scope and substance substantially in the form agreed to by the Parent and the Company prior to the date hereof;
                  (f) the Company shall have received an opinion of Sherman & Howard L.L.C. to the effect that the Merger will qualify as a "reorganization" within the meaning of Section 368 of the Code; and
                  (g) no suit, claim, action or proceeding with respect to the Merger or the other Contemplated Transactions, or the Parent or any of its Subsidiaries or any of their properties or assets, shall have been instituted which could reasonably be expected to have a Material Adverse Effect on the Parent and its Subsidiaries taken as a whole, or would be reasonably likely to materially impair the ability of the Parent to consummate the Merger or the other Contemplated Transactions.

                                   ARTICLE VII
                                   TERMINATION
               Section 7.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:
           (a) By the mutual consent of the Board of Directors of the Parent and the Board of Directors of the Company;
           (b) By either of the Board of Directors of the Company or the Board of Directors of the Parent:

                           (i) if the Merger shall not have occurred on or prior to December 31, 1997; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or prior to such date;
                          (ii)  if a complete Registration Statement shall not
        have been filed with the SEC on or before October 1, 1997; or
                         (iii) if any Governmental Authority shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions and such order, decree, ruling or other action shall have become final and non-appealable;
                      (c)    By the Board of Directors of the Company:
                      (i) if the Parent or Mergerco (x) breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained herein or (y) breaches its representations and warranties in any material respect and such breach would have or would be reasonably likely to have a Material Adverse Effect on the Parent and its Subsidiaries taken as a whole, in each case such that the conditions set forth in Section 6.1 or
        Section 6.3 would not be satisfied; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's best efforts and for so long as the breaching party shall be so using its best efforts to cure such breach, the Company may not terminate this Agreement pursuant to this Section 7.1(c)(i);
                        (ii) if the Board of Directors of the Company determines in good faith, after consultation with (x) outside legal counsel, that termination of the Agreement is required for the Board of Directors of the Company to satisfy its fiduciary obligations to the Company's stockholders under applicable law by reason of an unsolicited bona fide Acquisition Proposal having been made and (y) its financial advisor that such Acquisition Proposal would result in a transaction that is more favorable than the Merger from a financial point of view to the Company's stockholders; provided that the Company shall have complied with the provisions of Section 5.4 and shall notify the Parent at least five (5) days in advance of its intention to terminate this Agreement pursuant to this Section 7.1(c)(ii) or to enter into a definitive agreement with respect to such Acquisition Proposal; and provided, further, that within such five (5) day period the Parent has not made a competing proposal which is at least as favorable to the Company's stockholders from a financial point of view as such Acquisition Proposal;
                         (iii) if the Company fails to obtain the Required Stockholder Vote at the Meeting.
                      (d)    By the Board of Directors of the Parent:
                      (i) if the Company (x) breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained herein or (y) breaches its representations and warranties in any material respect and such breach would have or would be reasonably likely to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole, in each case such that the conditions set forth in Section 6.1 or Section
        6.2 would not be satisfied; provided, however, that if any such breach is curable by the Company through the exercise of the Company's best efforts and for so long as the Company shall be so using its best efforts to cure such breach, the Parent may not terminate this Agreement pursuant to this Section 7.1(d)(i);
                      (ii) if (A) the Board of Directors of the Company shall have withdrawn, or modified or changed in a manner adverse to the Parent or Mergerco its approval or recommendation of this Agreement or the Merger or shall have recommended an Acquisition Proposal or other business combination, (B) the Company shall have received a bona fide written Acquisition Proposal which has not been rejected by the Board of Directors of the Company within fourteen (14) days after receipt thereof, or (C) prior to the certification of the vote of the Company's stockholders to approve the Merger at the Meeting, it shall have been publicly disclosed or the Parent or Mergerco shall have learned that any person, entity or "group" (as that term is defined in Section 13(d)(3) of the Exchange Act) (an "Acquiring Person"), other than the Parent or its Subsidiaries or any of their affiliates or the stockholders of the Company party to the Stockholders Agreement, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 20% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 20% of any class or series of capital stock of the Company (including the Shares) other than as disclosed in a Schedule 13D on file with the SEC on the date hereof;
                        (iii) if the Company fails to obtain the Required Stockholder Vote at the Meeting; or
                      (iv)  the condition set forth in 6.2(h) is not fulfilled.
               Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, and there shall be no liability on the part of the Parent, Mergerco or the Company except (A) for fraud or for willful breach of this Agreement and (B) as set forth in Section 8.3 hereof and in the last sentence of Section 5.2.

                                  ARTICLE VIII
                               GENERAL AGREEMENTS
               Section 8.1 Definitions. For the purposes of this Agreement, the following terms have the meanings ascribed to them in this Section 8.1:
            "Agreement" has the meaning specified in the recitals hereto. "Acquired Corporations" has the meaning specified in Section 5.4(a). "Acquiring Person" has the meaning specified in Section 7.1(d)(ii).

               "Acquisition Proposal" means any tender or exchange offer involving the capital stock of the Company, any proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, the Company or any of its Subsidiaries, any proposal or offer with respect to any recapitalization or restructuring with respect to the Company or any of its Subsidiaries or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company or any of its Subsidiaries, other than pursuant to the transactions to be effected pursuant to this Agreement or any other transaction with the Parent or a Subsidiary of the Parent.
        "Adjusted Conversion Price" has the meaning specified in Section 2.1(b). "Average Parent Share Price" means the average (without rounding) of the closing prices per share of Parent Class A Common Stock on the NYSE on the NYSE Composite Tape for the fifteen (15) consecutive NYSE trading days ending on the NYSE trading day immediately preceding the Closing Date.
         "Business Day" means any day that is not a Saturday or Sunday or a day on which banks located in New York City are authorized or required to be closed.
         "Certificate" means a stock certificate which immediately prior to the Effective Time represents shares of the Company Common Stock.
        "Certificate of Incorporation" has the meaning specified in Section 1.3. "Claims" means any actions, causes of action, suits, claims, complaints, demands, litigations or legal, administrative or arbitral proceedings or investigations.

        "Closing" has the meaning specified in Section 1.2.
        "Closing Date" has the meaning specified in Section 1.2.
        "Code" has the meaning specified in the recitals.
        "Company" means Cable Car Beverage Corporation, a Delaware corporation. "Company Affiliates" has the meaning specified in Section 5.8.
       "Company Agreement" means any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound.
         "Company Benefit Plan" means any material employee benefit plan, arrangement, policy or commitment, including, without limitation, any employment, consulting, severance or deferred compensation agreement, executive compensation, bonus, incentive, pension, profit-sharing, savings, retirement, stock option, stock purchase or severance pay plan, any life, health, disability or accidental death and dismemberment insurance plan, any holiday or vacation practice or any other employee benefit plan within the meaning of section 3(3) of ERISA, that is maintained, administered or contributed to by the Company or any of its affiliates for the benefit of their current or former employees.
        "Company Common Stock" has the meaning specified in the recitals hereto. "Company Employee" means any individual employed by the Company or any of its Subsidiaries.
        "Company Fairness Opinion" has the meaning specified in the recitals hereto.
        "Company SEC Documents" has the meaning specified in Section 3.4.

           "Company Stock Option" means an option issued by the Company that is exercisable for Company Common Stock.
         "Confidentiality Agreement" means the confidentiality agreement between the Company and the Parent, dated April 23, 1997, as amended or modified from time to time.
          "Contemplated Transactions" has the meaning specified in the recitals hereto.
         "Conversion Price" has the meaning specified in Section 2.1(b). "Copyrights" means any foreign or United States copyright registrations and applications for registration thereof, and any non-registered copyrights.
         "DGCL" has the meaning specified in the recitals hereto.
         "Disclosure Schedule" means the disclosure schedule delivered by the Company to the Parent prior to the date hereof.
         "Dissenting Share" has the meaning specified in Section 2.1(e). "Effective Time" means the time and date at which the Certificate of
Merger is filed with the Secretary of State of the State of Delaware pursuant to
Section 1.8.
          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, together with the rules and regulations promulgated thereunder.
          "Exchange Act" means the Securities and Exchange Act of 1934, as amended.
          "Exchange Agent" has the meaning specified in Section 2.3(a). "Excluded Share" has the meaning specified in Section 2.1(a). "Fractional Shares" means fractional shares of Parent Class A Common
Stock.
          "GAAP" means United States generally accepted accounting principles as in effect from time to time.

          "Governmental Authority" means any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.
          "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
          "Intellectual Property" has the meaning specified in Section 3.13(a). "IP Licenses" has the meaning specified in Section 3.13(a).
          "IRS" means the United States Internal Revenue Service
          "Material Adverse Effect" means, with respect to any Person (or group of Persons taken as a whole), such event, change or effect, in the aggregate with such other events, changes or effects, which is materially adverse to the condition (financial or otherwise), business, results of operations or prospects of such Person.
          "Meeting" has the meaning specified in Section 1.6(a).
          "Merger" has the meaning specified in the recitals hereto.
          "Merger Consideration" means the shares of Parent Class A Common Stock to be issued pursuant to the Merger in exchange for Certificates, together with any cash to be received pursuant to Section 2.3(e) in lieu of issuing Fractional Shares.
          "Mergerco" means CCB Merger Corporation, a Delaware corporation. "Mergerco Common Stock" means the Common Stock, par value $1.00 per share, of Mergerco.
          "NYSE" means the New York Stock Exchange.

         "Order" means any order, judgment,  injunction,  award, decree or writ of any Governmental Authority.
          "Parent" means Triarc Companies, Inc., as Delaware corporation. "Parent Class A Common Stock" means the Class A Common Stock, par value $.10 per share, of Parent.
          "Parent Class B Common Stock" means the Class B Common Stock, par value $.10 per share, of Parent.
          "Parent  Disclosure   Schedule"  means  the  disclosure  schedule
delivered by the Parent to the Company on or prior to the date hereof.
          "Parent SEC Documents" has the meaning specified in Section 4.4. "Patents" means any foreign or United States patents and patent applications including any divisions, continuations, continuations-in-part, substitutions or reissues thereof, whether or not patents are issued on such applications and whether or not such applications are modified, withdrawn or resubmitted.
          "PBGC" means the Pension Benefit Guaranty Corporation.
          "Person" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint
venture,   estate,   trust,   association,   organization  or  other  entity  or
Governmental Entity.
          "Prospectus" has the meaning specified in Section 1.7(a). "Registration Statement" has the meaning specified in Section 1.7(a). "Representatives" has the meaning specified in Section 5.4(a). "Required Stockholder Vote" has the meaning specified in Section
3.2(b).

            "SEC" means the Securities and Exchange Commission.
            "Section 203" has the meaning specified in the recitals hereto. "Section 262" shall mean Section 262 of the DGCL.
            "Securities Act" means the Securities Act of 1933, as amended. "Software" means any computer software programs, source code, object code, data and documentation.
            "Stewart's" means Stewart's Restaurants Inc.
            "Stewart's   Master   Agreement"   means  the  Stewart's   Master
Agreement, dated July 11, 1989, between Stewart's and the Company, as amended.
             "Stockholder" has the meaning specified in Section 2.3(b). "Stockholders Agreement" has the meaning specified in the recitals thereto.
            "Subsidiary" means, with respect to any Person, any corporation 50% or more of the outstanding voting power of which, or any partnership, joint venture, limited liability company or other entity 50% or more of the total equity interest of which, is directly or indirectly owned by such Person.
            "Substitute Option" has the meaning specified in Section 2.1(d)(i). "Surviving Corporation" has the meaning specified in Section 1.1. "Tax" has the meaning specified in Section 3.10(a).
            "Tax Return" has the meaning specified in Section 3.10(b).
            "Tax Sharing Agreement Amounts" has the meaning specified in
Section 3.10(a).

           "Trademarks" means any foreign or United States trademarks, service marks, trade dress, trade names, brand names, designs and logos, corporate names, product or service identifiers, whether registered or unregistered, and all registrations and applications for registration thereof.
           "Transaction Notice" has the meaning specified in Section 5.4(b). "Voting Debt" means bonds, debentures, notes or other indebtedness having voting rights (or convertible into securities having such rights).
               Section 8.2 Survival of Representations, Warranties and Agreements. All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.
               Section 8.3 Expenses. (a) Except as set forth in Section 8.3(b), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such costs and expenses.
             (b) If the Board of Directors of the Parent shall terminate this Agreement pursuant to Section 7.1(d)(iv) in respect of the condition set forth in Section 6.2(h), then the Parent shall reimburse the Company for its reasonable costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) incurred in connection with this Agreement and the Contemplated Transactions in an amount not to exceed $225,000 in the aggregate.
               Section 8.4 Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by messenger, transmitted by telecopier, telex or telegram or mailed by registered or certified mail, postage prepaid, as follows:
(a)     If to the Parent or Mergerco, to:
Triarc Companies, Inc.
280 Park Avenue
New York, New York 10017
Attention:  Brian L. Schorr, Esq.
Telecopy No.: (212) 451-3216

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas
New York, New York  10019-6064
Attention:  Neale M. Albert, Esq.
Telecopy No.: (212) 373-2315

(b)     If to the Company, to:

Cable Car Beverage Corporation
717 17th Street, Suite 1475
Denver, Colorado 80202
Attention:  Samuel M. Simpson
Telecopy No.:  (303) 298-1150

with a copy to:

Krys Boyle Freedman Scott & Sawyer, P.C.
Dominion Plaza
600 Seventeenth Street
Suite 2700 South Tower
Denver, Colorado  80202
Attention:  Thomas Boyle, Esq.
Telecopy No.:  (303) 893-2882


               Except as otherwise specified herein, all notices and other communications shall be considered to have been duly given on the first to occur of (a) the date of delivery if delivered personally on a Business Day during normal business hours, and if not, on the next occurring Business Day, (b) five (5) days following posting if transmitted by mail, (c) the date of transmission with confirmed answer-back if transmitted by telex on a Business Day during normal business hours, and if not, on the next occurring Business Day, or (d) the date of receipt if transmitted by telecopier or facsimile on a Business Day during normal business hours, and if not, on the next occurring Business Day. Any party may change his or its address for purposes hereof by notice to the other party given as provided in this Section 8.4.
               Section 8.5 Amendments. Subject to applicable law, this Agreement may be amended by the parties hereto, by action taken by their respective Boards of Directors, at any time prior to the Effective Time, provided, however, that after approval of this Agreement by the stockholders of the Company, no amendment or modification shall (a) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of any class or series thereof of the Company, (b) alter or change any term of the certificate of incorporation of the Surviving Corporation to be effected by the Merger, or (c) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of any class or series of capital stock of the Company. This Agreement may not be amended, modified or supplemented except by written agreement of the parties hereto.
               Section 8.6 Waiver. At any time prior to the Effective Time, the parties hereto by action taken by their respective Boards of Directors may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and
(c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
               Section 8.7 Brokers. The Company represents and warrants that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company other than the fee payable to Montgomery Securities in connection with its providing financial advice to the Company and the Company's Board of Directors and delivery of the Company Fairness Opinion. The Parent and Mergerco represent and warrant that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Parent and Mergerco.
               Section 8.8 Publicity. So long as this Agreement is in effect, neither the Company nor the Parent nor any of their respective affiliates shall issue or cause the publication of any press release or other public statement or announcement with respect to this Agreement or the Contemplated Transaction without prior consultation with the other party, except as may be required by law or by obligations pursuant to any listing agreement with a national securities exchange or Nasdaq, provided that the Company and the Parent may include this Agreement and the Stockholders Agreement as exhibits to a report on Form 8-K filed with the SEC, and in each such case shall use all reasonable efforts to consult with the other party prior to such release or announcement being issued or such filing being made.

               Section 8.9 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
               Section 8.10 Non-Assignability. This Agreement shall not be assigned by operation of law or otherwise, except that at the election of the Parent, any direct or indirect wholly owned Subsidiary of the Parent may be substituted for Mergerco in the Merger for all purposes of this Agreement (including, but not limited to, the representations and warranties of Mergerco herein).
               Section 8.11 Entire Agreement; No Third Party Beneficiaries; Rights of Ownership. This Agreement and the Confidentiality Agreement (including the exhibits hereto and the documents and the instruments referred to herein and therein): (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 5.7 with respect to the obligations of the Parent thereunder, are not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.
               Section 8.12 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to the remedy of specific performance of the terms hereof, in addition to any other remedy at law or equity.
               Section 8.13 Counterparts. This Agreement may be executed in two or more counterparts each of which shall be deemed to constitute an original and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.
               Section 8.14 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed wholly within such state except to the extent the provisions of the DGCL apply.
               Section 8.15 Consent to Jurisdiction. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of New York, County of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.
               8.16 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR ANY OTHER CONTEMPLATED TRANSACTIONS.
               8.17 Disclosure Schedule. The Disclosure Schedule is a part of this Agreement as if fully set forth herein and all references to this Agreement shall be deemed to include the Disclosure Schedule.

               IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

                                            CABLE CAR BEVERAGE CORPORATION



                                            By:  /s/ Samuel M. Simpson
                                                 Name:  Samuel M. Simpson
                                                 Title:    President


                                            TRIARC COMPANIES, INC.



                                            By:  /s/ Brian L. Schorr
                                                 Name:  Brian L. Schorr
                                                 Title: Executive Vice President


                                            CCB MERGER CORPORATION



                                            By:  /s/ Brian L. Schorr
                                                 Name:  Brian L. Schorr
                                                 Title: Executive Vice President

               Summary of Omitted Exhibits and Disclosure Schedule

Exhibit:

     A - Form of Restated Certificate of Incorporation
     B - Form of Affiliate Agreement

Schedule:

     I - Disclosure Schedule


The Registrant hereby agrees to furnish supplementally a copy of any omitted schedule or exhibit or the Disclosure Schedule to the Securities and Exchange Commission upon its request.

                                                               Exhibit B






                          STOCKHOLDERS AGREEMENT


            STOCKHOLDERS AGREEMENT, dated June 24, 1997 (this "Agreement"), by and among Triarc Companies, Inc., a Delaware corporation (the "Parent") and each of the other parties signatory hereto (each, a "Stockholder" and, collectively, the "Stockholders").

                                 RECITALS

            A. Concurrently herewith, the Parent, CCB Merger Corporation, a Delaware corporation and wholly owned subsidiary of the Parent ("Mergerco"), and Cable Car Beverage Corporation, a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger (as amended or modified from time to time, the "Merger Agreement"; capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Merger Agreement) pursuant to which Mergerco will be merged with and into the Company (the "Merger").

            B. As of the date hereof, each of the Stockholders Beneficially Owns (as defined below) the number of shares of the Common Stock, par value $.01 per share, of the Company ("Company Common Stock") set forth opposite such Stockholder's name on Schedule I hereto.

            C. As an inducement and a condition to entering into the Merger Agreement, the Parent has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement.

            NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

            1. Provisions Concerning Company Common Stock. Each Stockholder hereby agrees that during the period commencing on the date hereof and continuing until the first to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with Section 7.1 thereof, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, such Stockholder shall vote (or cause to be voted) the Company Common Stock held of record or Beneficially Owned by such Stockholder (but excluding the Company Common Stock identified as Excluded Shares on Schedule I hereto), whether heretofore owned or hereafter acquired (collectively, the "Shares"), (i) in favor of approval of the Merger Agreement and the transactions contemplated thereby (the "Contemplated Transactions"), including, without limitation, the Merger, and any actions required in furtherance thereof;
(ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Contemplated Transactions; and (iii) except as otherwise agreed to in writing in advance by the Parent, against the following actions (other than the Merger and the other Contemplated Transactions): (A) any Acquisition Proposal; or (B) (1) any change in a majority of the Stockholders who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which is intended, or could reasonably be expected, to prevent, or delay beyond the date specified in Section 7.1(b)(1) of the Merger Agreement, the Merger or the Contemplated Transactions. Such Stockholder shall not enter into any agreement or understanding with any Person the effect of which would be inconsistent or violative of the provisions and agreements contained in Section 1 or 3 hereof.

            For purposes of this Agreement, "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meanings of Section 13(d)(3) of the Exchange Act. For the purposes of this Agreement, "Person" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity or Governmental Authority.

            2. Irrevocable Proxy. In the event the Stockholder shall fail to comply with the provisions of Section 1, the Stockholder hereby agrees that such failure shall result, without any further action by the Stockholder, in the irrevocable appointment of the Parent and each of its officers, as its attorney and proxy pursuant to the provisions of Section 212 of the General Corporation Law of the State of Delaware, with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to the Shares which the Stockholder is entitled to vote at any meeting of the holders of Company Common Stock (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, on the matters and in the manner specified in Section 1 (the "Proxy"). This Proxy and power of attorney is irrevocable and coupled with an interest. The Stockholder hereby revokes all other proxies and powers of attorney with respect to such Shares that it may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Stockholder with respect thereto. All obligations of the Stockholder under this Agreement shall be binding upon the heirs, personal representatives, successors and/or assigns of the Stockholder.

            3. Grant of Option. Each Stockholder severally grants to the Parent an exclusive and irrevocable option (an "Option") to purchase such Stockholder's Shares in whole but not in part, subject to the provisions of Section 4 hereof, at the Option Price (as defined below) at any time after the Company shall have
(a) delivered to the Parent a Transaction Notice or (b) shall have furnished confidential information to any Person or entered into negotiations with any Person with respect to an Acquisition Proposal; provided, that if the Merger Agreement is terminated pursuant to Section 7.1(c)(iii), 7.1(d)(i) or 7.1(d)(iii) of the Merger Agreement and this Agreement does not terminate in accordance with Section 5 hereof, then the Options granted hereunder shall expire at 5:00 p.m. (New York City time) on the tenth (10th) Business Day following such termination of the Merger Agreement unless the Parent shall have delivered a written notice to each Stockholder of its exercise of the Options in accordance with Section 4 hereof. For purposes of this Agreement, the "Option Price" with respect to each share of Company Common Stock to be purchased by the exercise of any Option shall be an amount in cash equal to the product obtained by multiplying (a) 0.1722 (the "Option Conversion Price") times (b) the Option Average Parent Share Price (as defined below); provided, that (i) if the Option Average Parent Share Price shall be less than $18.875, then the Option Conversion Price shall be adjusted so that it shall equal the quotient obtained by dividing (A) $3.25 by (B) the Option Average Parent Share Price, and (ii) if the Option Average Parent Share Price shall be greater than $24.50, then the Option Conversion Price shall be adjusted so that it shall equal the quotient obtained by dividing (x) $4.22 by (y) the Option Average Share Price. For the purposes of this Section 3, "Option Average Share Price" means the average (without rounding) of the closing prices per share of Parent Class A Common Stock on the NYSE on the NYSE Composite Tape for the fifteen (15) consecutive trading days ending on the NYSE trading day immediately preceding the date of the closing of the exercise of the Option.

            4. Exercise of Option. The Parent shall exercise each and every Option granted hereunder simultaneously. In the event the Parent wishes to exercise the Options, the Parent shall send a written notice to each Stockholder specifying the place (which shall be either Denver, Colorado or New York, New
York), time and date (which, to the extent practicable in the reasonable judgment of the Parent, shall be no earlier than forty-eight (48) hours after the delivery of such notice) for the closing of such purchase. At the closing for the exercise of the Options:

                  (a) the Parent shall deliver to each Stockholder a certified or bank check or checks payable to or upon the order of such Stockholder in an amount equal to the aggregate Option Price of the Shares being purchased from such Stockholder; and

                 (b) each Stockholder shall deliver to the Parent a duly executed certificate or certificates representing the number of Shares being purchased duly endorsed in blank or accompanied by appropriate stock powers duly endorsed in blank.

            5. Termination. This Agreement, including the Options granted hereunder, shall terminate on the earlier to occur of (a) the Effective Time;
(b) the termination of the Merger Agreement pursuant to the following provisions of the Merger Agreement: Section 7.1(a), 7.1(b), 7.1(c)(i) or 7.1(d)(iv), or
Section 7.1(c)(iii), 7.1(d)(i) or 7.1(d)(iii), provided that in the case of a termination of the Merger Agreement pursuant to Section 7.1(c)(iii), 7.1(d)(i) or 7.1(d)(iii) of the Merger Agreement, this Agreement shall terminate only if the Company or its stockholders shall not have received an Acquisition Proposal, and the Board of Directors of the Company shall not have withdrawn, or modified or changed in a manner adverse to the Parent or Mergerco, its approval or recommendation of the Merger Agreement or the Merger; and (c) the date that is 31 days after the date set forth in Section 7.1(b)(i) of the Merger Agreement, as such date as set forth in Section 7.1(b)(i) of the Merger Agreement may be extended, modified or waived from time to time in accordance with the provisions of the Merger Agreement.

            6. Representations and Warranties. Each Stockholder hereby represents and warrants to the Parent and Mergerco as follows:

                  (a)   Ownership of Company Common Stock.  Such
Stockholder is, as of the date hereof, the record and Beneficial Owner of the number of shares of Company Common Stock set forth opposite such Stockholder's name on Schedule I hereto. On the date hereof, the Company Common Stock set forth opposite such Stockholder's name on Schedule I hereto constitutes all of the Company Common Stock owned of record or Beneficially Owned by such Stockholder. Such Stockholder has good and valid title, and sole voting power and sole power to issue instructions with respect to the matters set forth in
Section 1 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement (including, without limitation, to execute and deliver the Proxy), in each case with respect to all of the Company Common Stock set forth opposite such Stockholder's name on Schedule I hereto, with no limitations, qualifications, encumbrances or restrictions on such rights (other than those created under this Agreement) except as set forth on Schedule I hereto.

                  (b) Power, Binding Agreement. Such Stockholder has the legal capacity, power and authority to enter into and perform all of such Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by such Stockholder will not violate any other agreement to which such Stockholder is a party. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such

Stockholder, enforceable against such Stockholder in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Stockholder is trustee who is not a party to this Agreement and whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby. The Stockholder has not entered into any voting agreement or trust or other stockholder agreement with respect to any Company Common Stock Beneficially Owned or held of record by such Stockholder or granted to any Person any proxy (revocable or irrevocable) or power-of-attorney with respect to such Company Common Stock other than the Proxy expressly contemplated hereby. If such Stockholder is married and such Stockholder's Company Common Stock constitutes community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Stockholder's spouse.

                  (c) No Conflicts. (i)Other than the filing of Forms 13-D pursuant to the Securities Exchange Act of 1934, as amended, and such other filings, consents, authorizations and approvals as are contemplated by the Merger Agreement, no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary for the execution of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby.

                        (ii) None of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof shall (A) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of its governing documents (as applicable) or any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties or assets may be bound, or (B) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to such Stockholder or any of such Stockholder's properties or assets.

                  (d) As of the date hereof, there is (i) no suit, claim, action, proceeding, review or investigation pending, or to the knowledge of such Stockholder, threatened against the Stockholder, and (ii) no judgment, decree, order, writ or injunction of any Governmental Authority to which the Stockholder or his or her assets are subject, that could materially impair the ability of the Stockholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.

                  (e) No Finder's Fees. No broker, investment banker, financial advisor or other Stockholder is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Merger or the other Contemplated Transactions based upon arrangements made by or on behalf of such Stockholder or any of his or her affiliates or, to the knowledge of such Stockholder, the Company or any of its affiliates, other than the fee payable to Montgomery Securities in connection with its providing financial advice to the Company and the Company's Board of Directors and delivery of the Company Fairness Opinion.

                  (f) Reliance by the Parent. Such Stockholder understands and acknowledges that the Parent is entering into the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

            7.    Covenants.

                  (a) Other Potential Acquirors. Such Stockholder (i) shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any potential Acquisition Proposal, in his or her capacity as such, and (ii) from and after the date hereof shall not, in such capacity, directly or indirectly, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), engage in any discussions or negotiations with respect to, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or authorize or permit any of such Stockholder's agents to do so, and such Stockholder shall promptly notify the Parent of any offers, proposals, inquiries or Acquisition Proposals and shall provide a copy of any such written proposal and a summary of any oral proposal to the Parent immediately after receipt thereof (and shall specify the material terms and conditions of such proposal and identify the Person making such proposal) and thereafter keep the Parent promptly advised of any developments with respect thereto.

                  (b) Restriction on Transfer, Proxies and Non-Interference. Such Stockholder shall not, directly or indirectly, except as contemplated by the Merger Agreement and this Agreement: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Stockholder's Shares or any interest therein; (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warrant of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under this Agreement.

            8. Further Assurances. From time to time, at the Parent's request and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further lawful action as may be reasonably necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

            9. Stop Transfer. Each Stockholder agrees with, and covenants to, the Parent that such Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder's Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of Company Common Stock or the like, the term "Company Common Stock" shall be deemed to refer to and include the Company Common Stock as well as all such stock dividends and distributions and any Company Common Stock into which or for which any or all of the Company Common Stock may be changed or exchanged.

            10. Disclosure. Each Stockholder hereby agrees to permit the Parent to publish and disclose in the S-4 and the Proxy Statement (including all documents and schedules filed with the SEC), and any press release or other disclosure document which the Parent, in its sole discretion, determines to be necessary or desirable in connection with the Merger and any transactions related thereto, such Person's identity and ownership of Company Common Stock and the nature of his or her commitments, arrangements and understandings under this Agreement.

            11.   Miscellaneous.

                  (a) Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

                  (b) Certain Events. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to such Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, such Stockholder's heirs, guardians, administrators or successors. Notwithstanding any transfer of his or her Shares, the transferor shall remain liable for the performance of all obligations under this Agreement of the transferor.

                  (c) Assignment. This Agreement shall not be assigned by the Company or any Stockholder by operation of law or otherwise without the prior written consent of the other party. The Parent may assign, in its sole discretion, its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of the Parent.

                  (d) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or, except as expressly provided herein, terminated, with respect to any Stockholder, except upon the execution and delivery of a written agreement executed by such Stockholder and the Parent; provided that Schedule I hereto may be supplemented by the Parent by adding the name and other relevant information concerning any Stockholder of the Company who agrees to be bound by the terms of this Agreement without the agreement of any other party hereto, and thereafter such added Stockholder shall be treated as a "Stockholder" for all purposes of this Agreement.

                  (e) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by messenger, transmitted by telecopier, telex or telegram or mailed by registered or certified mail, postage prepaid, as follows:

If to any Stockholder:  At the addresses set forth on Schedule I hereto

with a copy to:         Krys Boyle Freedman Scott & Sawyer, P.C.
                        Dominion Plaza
                        600 Seventeenth Street
                        Suite 2700, South Tower
                        Denver, Colorado  80202
                        Attention:  Thomas Boyle, Esq.
                        Telecopy:   (303) 893-2882

If to the Parent:       Triarc Companies, Inc.
                        280 Park Avenue
                        New York, New York 10017
                        Attention:  Brian L. Schorr, Esq.
                        Telecopy:    (212) 451-3216

with a copy to:         Paul, Weiss, Rifkind, Wharton & Garrison
                        1285 Avenue of the Americas
                        New York, New York  10019-6064

                        Attention:  Neale M. Albert, Esq.
                        Telecopy:    (212) 373-2315

            Except as otherwise specified herein, all notices and other communications shall be considered to have been duly given on the first to occur of (a) the date of delivery if delivered personally on a Business Day during normal business hours, and if not, on the next occurring Business Day, (b) five
(5) days following posting if transmitted by mail, (c) the date of transmission with confirmed answer-back if transmitted by telex on a Business Day during normal business hours, and if not, on the next occurring Business Day, or (d) the date of receipt if transmitted by telecopier or facsimile on a Business Day during normal business hours, and if not, on the next occurring Business Day. Any party may change his, her or its address for purposes hereof by notice to the other party given as provided in this Section 9(e).

                  (f) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

                  (g) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

                  (h) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

                  (i) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with his, her or its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of his, her or its right to exercise any such or other right, power or remedy or to demand such compliance.

                  (j) No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto.

                  (k) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

                  (l) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together shall constitute one and the same Agreement.

                  (m)   GOVERNING LAW.  THIS AGREEMENT SHALL
BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS
OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE
PRINCIPLES OF CONFLICTS OF LAW THEREOF, EXCEPT TO THE

EXTENT THAT THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE APPLY.

                  (n) NO LIMITATION OF FIDUCIARY DUTIES. THE PARTIES HERETO ACKNOWLEDGE AND AGREE THAT NONE OF THE PROVISIONS HEREIN SHALL BE DEEMED TO RESTRICT OR LIMIT ANY FIDUCIARY DUTY ANY OF THE STOCKHOLDERS MAY HAVE AS A MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY; PROVIDED, THAT NO SUCH DUTY SHALL EXCUSE ANY OF THE STOCKHOLDERS





                       [Intentionally left blank]

FROM HIS OBLIGATIONS AS A STOCKHOLDER TO VOTE THE SHARES OF THE COMPANY COMMON STOCK AS HEREIN PROVIDED, AND TO OTHERWISE COMPLY WITH EACH OF THE TERMS AND CONDITIONS OF THIS AGREEMENT.

            IN WITNESS WHEREOF, the Parent and each Stockholder have caused this Agreement to be duly executed as of the day and year first above written.


                             TRIARC COMPANIES, INC.



                             By: /s/ Brian L. Schorr
                             Name:  Brian L. Schorr
                             Title:   Executive Vice President


                                    STOCKHOLDERS:


                                /s/ Samuel M. Simpson
                                Samuel M. Simpson



                                /s/ Susan L. Neff
                                Susan L. Neff



                                /s/ William H. Rutter
                                William H. Rutter



                                /s/ Susan L. Fralick
                                Susan L. Fralick

ACKNOWLEDGMENT:

The undersigned hereby acknowledges the terms and provisions of Section 9 of this Agreement.

      CABLE CAR BEVERAGE CORPORATION



      By:   /s/ Samuel M. Simpson
           Name:  Samuel M. Simpson
           Title:   President

                                                              Schedule I




                              SHARES OF
STOCKHOLDER                   COMPANY           EXCLUDED
NAME AND ADDRESS              COMMON STOCK      SHARES         SHARES

Samuel M. Simpson               723,643              0        723,643(1)
3005 Cherry Ridge Road
Cherry Hills Village, CO 80110

Susan L. Neff                   381,234              0           381,234
3005 Cherry Ridge Road
Cherry Hills Village, CO 80110

William H. Rutter               666,532         10,000(2)        656,532
1868 South Highland Drive
Moab, UT  84532

Susan L. Fralick
1868 South Highland Drive
Moab, UT 84532                    7,200          5,000(3)          2,200


--------------
(1) 60,000 of Mr. Simpson's Shares have been pledged to William H. Rutter as security.

(2) Mr. Rutter's Excluded Shares are comprised of 10,000 shares in a trust for his benefit, for which Cynthia S. Rutter is trustee.

(3) Ms. Fralick's Excluded Shares are comprised of 5,000 shares in an IRA account.